SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUER

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     GLOBAL ECO-LOGICAL SERVICES, INC.
              (Name of small business issuer in its charter)

                Florida                          65-0405148
    (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)           Identification No.)

    1230 Peachtree Street, Suite 2550
            Atlanta, Georgia                         30309
    (Address of principal executive               (Zip Code)
                offices)

               Issuer's telephone number: (404) 888-0731

    Securities registered under Section 12(b) of the Exchange Act: None

        Securities registered under Section 12(g) of the Exchange Act:

                      Common Stock, par value $0.001
                             (Title of class)




Item 1. DESCRIPTION OF BUSINESS

Corporate History

Global Eco-Logical Services, Inc. (the "Company") is a solid waste services Company that provides collection, transfer, disposal and recycling services. The Company was incorporated in Florida in December 1992 as J. Marcus Enterprises, Inc. On May 4, 1998 the Company amended its Articles of Incorporation to increase the number of authorized shares of common stock to 50,000,000 shares of Common Stock, $.001 par value. In December 1998, Mr. William Tuorto was elected to the Board of Directors of the Company and the former sole director resigned. On December 29, 1998 the Board of Directors changed the Company's name to Global Eco-Logical Services, Inc. In 1999, the Company initiated an acquisition program of company's in the waste industry in order to take advantage of the consolidation of the solid waste industry.

On January 1, 1999, the Company entered into a Lease/Purchase Agreement with WMI ("WMI"), under which WMI leased to the Company its interests in the following subsidiaries and assets: Wood Management, Inc, a New Jersey corporation; Mini-Max Enterprises, Inc. a New Jersey corporation; Tri-State Waste Disposal, Inc. a New Jersey corporation; Southeastern Research & Recovery, Inc., a South Carolina corporation; Atlantic Coast Demolition & Recycling, Inc., a Pennsylvania corporation (the "Corporations"); and all of the real estate and personal property used in the operation of landfill in Lisbon, Ohio (the "Landfill"). In addition, as part of the Lease/Purchase Agreement, the Company obtained an option to purchase the Corporations and the Landfill for $7,000,000, of which $1,000,000 would be payable in cash. The balance of $6,000,000 was to be paid pursuant to a promissory note, of which $2,000,000 was payable on the first anniversary of closing, $2,000,000 was payable on the second anniversary of closing and the remaining $2,000,000 was payable on the third anniversary of closing; provided, that the Company had the option of satisfying the payment due on the first anniversary of closing by delivering 400,000 shares of its common stock and cash in the amount of $50,000, of satisfying the amount due on the second anniversary of closing by delivering 400,000 shares of its common stock and cash in the amount $75,000, and of satisfying the amount due on the third anniversary of closing by delivering 400,000 shares of its common stock and cash in the amount of $125,000. Under the Lease/Purchase Agreement, the Company was obligated to pay WMI lease payments of $10 per month for the lesser of one year or the date of the closing in the event the Company exercised its option to purchase the Corporations and Landfill. In addition, the Company was obligated to pay the operating deficits, if any, of the Corporations and the Landfill during the lease period. Simultaneously, the Company agreed to loan WMI $1,000,000.

On March 30, 1999, the Company closed on the purchase of WMI's interest in the Corporations and the Landfill on the terms set forth in the Agreement. As of the date of closing, WMI owed the Company $1,119,213.59, of which $1,000,000 was applied to the amount of the purchase price due at the closing under the Lease/Purchase Agreement. The Company prepaid the amount due on the first anniversary after the closing by issuing WMI 400,000 shares of common stock and canceling $50,000 of the indebtedness from WMI. With respect to the balance due under for the purchase of the Corporations and the Landfill, the Company executed a note in the principal amount of $4,000,000, of which $2,000,000 was payable on the second anniversary of closing and the remaining $2,000,000 was payable on the third anniversary of closing; provided, that the Company had the option of satisfying the payment due on the second anniversary of closing by delivering 400,000 shares of its common stock and cash in the amount $75,000, and of satisfying the amount due on the third anniversary of closing by delivering 400,000 shares of its common stock and cash in the amount of $125,000. WMI satisfied its remaining obligation to the Company in the amount of $69,213.59 by agreeing to provide consulting services to the Company relating to the Corporations and the Landfill. Subsequently, the Company and WMI mutually agreed to convert the promissory note into 800,000 shares of common stock of the Company. At the same time, the Company paid WMI $100,000 in full settlement and satisfaction of the Company's obligation to pay WMI $200,000 in connection with the final two payments due under the promissory note.

On June 8, 1999, the Company purchased all of the issued and outstanding common stock of All Waste Disposal, Inc. ("All Waste") for $1,532,000.00, of which $1,000,000.00 was paid in cash and the balance was paid in 66,500 shares of the Company's Common Stock.

On July 21, 1999, the Company purchased all of the issued and outstanding common stock of Automated Waste Solutions, Inc. ("Automated Waste") for $1,050,000, of which $300,000 was paid in cash at closing, $100,000 was due within ninety (90) days after closing, and the balance was paid in 100,000 shares of the Company's Common Stock. The Company has held back the final installment of $100,000 pending an accounting of certain revenues due the Company. The Company is in negotiations to settle this obligation by the issuance of Company Common Stock.

On September 22, 1999, the Company sold two of the Corporations purchased from WMI on March 30, 1999 -- Mini-Max Enterprises, Inc. ("Mini-Max") and Wood Management, Inc. ("Wood") -- to Waste Acquisition Corporation ("WAC"). Mini-Max was sold for $200,000, all of which is evidenced by a promissory note executed by WAC which bears interest at seven (7%) per annum, and is payable in five equal annual payments of principle and interest, with the first payment being due on September 22, 2000. Mini-Max was an interstate trucking company licensed by the Interstate Commerce Commission to conduct business in the contiguous 48 states.
Wood was sold for $800,000, all of which is evidenced by a promissory note executed by WAC which bears interest seven percent (7%) per annum, and is payable in five equal annual payments of principle and interest, with the first payment being due on September 22, 2000. Wood operated a wood waste yard in New Jersey and held a permit to process 1,200 tons per day of tree stumps, mixed wood, pallets and yard waste into products ranging from wood chips to mulch to high quality topsoil. The Company decided to sell Mini-Max and Wood because neither subsidiary fit into the Company's strategic plan for developing an integrated waste operation in the Philadelphia metro area, both took significant management time away from the Company's core operations and, given those factors, management felt that neither could achieve the desired level of profitability necessary to continue their operations.

Company Operations

The Company commenced operations in the first quarter of 1999 when it purchased the Corporations and the Landfill from WMI. In June and July 1999, the Company purchased All Waste and Automated in order to complement its other operations in the Philadelphia area. In the third quarter of 1999, the Company disposed of two of the Corporations - Mini-Max and Wood. The Company's current operations are summarized below:

Atlantic Coast Demolition and Recycling Inc. ("ACDR"), a wholly-owned subsidiary of the Company, owns a 7-acre transfer station in the heart of Philadelphia, Pennsylvania, on land abutting the Schuylkill River. The transfer station is permitted to process 3,000 tons of waste per day.
The lease agreement expires on December 31, 2002, and may be extended for three additional five year terms beyond the current expiration date. Currently, the lease payments are $8,577 per month plus three percent (3%) of ACDR's gross revenues, with a cost-of-living index increase in the subsequent option periods. In addition, ACDR holds an option to purchase the land on which the transfer station operates for $1,500,000 if the option is exercised before September 30, 2000; for $1,750,000 if the option is exercised between October 1, 2000 and September 30, 2001; and for $2,500,000 if the option is exercised after October 1, 2001. The option expires on December 31, 2003 if not exercised by that date.

The Landfill is a 141.154 acre construction and demolition debris landfill located in Lisbon, Ohio. The Landfill has a potential remaining capacity of 10,3000,000 cubic yards. The landfill receives waste from subsidiaries of the Company, primarily ACDR, as well as independent waste haulers. The Company currently disposes of about 50% of the waste generated by ACDR at the Landfill, with the balance of the waste from ACDR going to local landfills operated by unrelated parties. Subsequently, the Company conveyed this property to a newly-formed, wholly-owned subsidiary, Lisbon Landfill, Inc.

Southeastern Research & Recovery, Inc. ("SRR"), a wholly-owned subsidiary of the Company, operates a non-hazardous waste facility on 3.25 acres of land in Ehrhardt, South Carolina, that processes industrial sludge for commercial and industrial customers in the South Carolina/Georgia are prior to its disposal in Subtitle D landfills. Specifically, SRR solidifies non-hazardous liquid waste by mixing it with sawdust, and then disposes of it by hauling it to a traditional solid waste site. The Company hauls its waste with a fleet of five company-owned trucks and additional rental trucks when needed. The land is leased on a year-to-year basis with options for renewal. The current waste permit expires in April 2000, but the Company has received a letter from the South Carolina Environmental Department, offering an extension of the permit provided the Company installs a concrete pad at the facility. The construction of the pad is underway.

Tri-State Waste Disposal Company ("Tri-Waste"), a wholly-owned subsidiary of the Company, was not operating when it was originally leased, and then purchased, from WMI. Tri-State's sole assets consist of a truck and a permit to engage in the waste collection business throughout the State of New Jersey, which permit is currently being used by All Waste.

All Waste is a hauling company serving the Philadelphia metropolitan area, and was purchased to provide a waste stream to the transfer station owned by ACDR. All Waste operates 15 trucks to haul solid waste pursuant to long and short-term contracts with commercial and industrial customers. All of All Waste's waste stream is now being disposed of at the transfer station owned by ACDR.

Automated's sole business consists of contracts to remove solid waste from waste containers and compactors for commercial and industrial customers. Automated has historically utilized subcontractors to fulfill its obligations under the contracts. Currently, the Company is utilizing the truck fleet operated by All Waste to service Automated's contracts. As with All Waste, Automated was purchased to provide a waste stream to the transfer station owned by ACDR, and currently substantially all of its waste is being disposed of at the transfer station owned by ACDR.

Industry Overview

The Company believes that the United States solid waste industry generated estimated annual revenues of approximately $37 billion in calendar 1998, of which approximately $26 billion was generated by publicly-traded or privately-owned waste companies with the remaining revenues generated by municipal, county and district operators.

Currently, the solid waste services industry is experiencing significant consolidation and integration. The Company believes that this consolidation and integration has been driven primarily by four factors:
(i) stringent environmental regulations resulting in increases capital requirements; (ii) the inability of many smaller operators to achieve the economics of scale necessary to compete effectively with large integrated solid waste service providers; (iii) the competitive advantages of integrated companies generated by providing integrated collection, transfer and disposal capabilities; and (iv) privatization of solid waste services by municipalities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains highly fragmented both within its target markets and nationally.

Stringent environmental regulations, such as the Subtitle D Regulations, have resulted in rising costs for owners of landfills. Subtitle D specifies design, sitting, operation, monitoring, closure and financial security requirements for landfill operations. The permits required for landfill development, expansion or construction have also become increasingly difficult to obtain. In addition, Subtitle D requires more stringent engineering of solid waste landfills including the installation of liners and leachate and gas collection and monitoring. These ongoing costs are coupled with increased financial reserve requirements for closure and post-closure monitoring. Certain of the smaller industry participants have found the costs and regulations burdensome and have decided either to close their operations or to sell to the larger operators. As a result, the number of operating landfills has decreased while the size of landfills has increased.

Economics of scale, driven by the high fixed costs of landfill assets and the associated profitability of each incremental ton of waste, have led to the development of higher volume, regional landfills. Larger integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations that may generate a significant waste stream for these high-volume landfills.

Integrated companies gain further competitive advantage over non-integrated operators by being able to control the waste stream. The ability of these companies to internalize the collected solid waste (i.e., collecting the waste at the source, transferring it through their own transfer stations and disposing of it at their own disposal facility), coupled with access to significant capital resources to make acquisitions, has created an environment in which large integrated companies can operate more cost effectively and competitively than non-integrated operators.

The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities due, among other reasons, to the ability of integrated operators to leverage their economies of scale to provide the community with a broader range of services while enabling the municipality to reduce its own capital asset requirements. The Company believes that the financial condition of municipal landfills in the United States was adversely affected by the 1994 United States Supreme Court decision which declared "flow control' law unconstitutional. These laws had required waste generated in counties or districts to be disposed of at the respective county or district owned landfills or incinerators. The reduction in the captive waste stream to these facilities, resulting from the invalidation of such laws, forced the counties that owned them to increase their per ton tipping fees to meet municipal bond payments. The Company believes that these market dynamics are factors causing municipalities to consider the privatization of public facilities.

Government Regulation

The Company's disposal operations are subject to various federal, state and local laws and substantial regulation under these laws by governmental agencies, including the U.S. Environmental Protection Agency
(EPA), disposal various state agencies and county and local authorities. These regulatory bodies impose restrictions to control air, soil and water pollution and may in some cases require the Company to provide financial assurances covering monitoring, potential corrective action and final closure and post-closure for certain disposal facilities. The penalties for violation of these laws and regulations are, in many instances, substantial. The Company may in the future be required under these regulatory requirements to increase capital and operating expenditures in order to maintain current operations or initiate new operations. Governmental authorities may seek to impose fines on the Company or to revoke or deny renewal of an operating permit for failure to comply with applicable requirements. Under certain circumstances, the Company might be required to curtail operations until a particular problem is remedied. Amendments to current laws and regulations governing the Company's operations or more stringent implementation thereof could have a material adverse effect on the Company's operations or require substantial capital expenditures.

The Solid Waste Disposal Act ("SWDA"), as amended by the Resource
Conservation and Recovery Act of 1976, as amended ("RCRA")

The SWDA and its implementing regulations establish a framework for regulating the handling, transportation, treatment, and disposal of hazardous and non-hazardous wastes. They also require states to develop programs to ensure the safe disposal of solid wastes in landfills.

Subtitle D of RCRA establishes a framework for federal, state, and local government cooperation in controlling the management of non-hazardous solid wastes. While the role of the EPA is to provide overall regulatory direction, the actual planning and implementation of solid waste programs under Subtitle D are largely state and local functions. In October 1993, the EPA adopted regulations under Subtitle D with respect to solid waste disposal facility criteria, which include location standards, hydrogeological investigations, facility design requirements (including liners and leachate collection systems), enhanced operating and control criteria, groundwater and methane gas monitoring, corrective action standards, closure and extended post-closure requirements, and financial assurance standards, many of which have not commonly been in place or enforced at landfills. All Subtitle D regulations are in effect, except for financial responsibility requirements, which were to take effect in April 1997 although many states have already implemented financial assurance programs. These federal regulations must be implemented by the states, although states may impose requirements for landfill sites that are more stringent than the federal Subtitle D standards. Once a state has an approved program, it will review all existing landfill permits to ensure that they comply with the new regulations. Although the states were required to submit proposed permitting programs designed to implement the Subtitle D regulations to the EPA by April 1993, some states have not submitted their programs to the EPA and others have not fully completed their implementation. Because the new regulations did not take effect until late 1993 and have not been fully implemented by the states, their full impact may not be apparent for several years. The Company could incur significant costs in complying with such regulations; however, the Company does not believe that such enhanced standards will have a material adverse effect on its potential operations because all of the Company's potential landfills would be engineered to meet or exceed these requirements.

The Federal Water Pollution Control Act of 1972 ("The Clean Water Act")

This Act establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites, into streams, groundwater or other surface or subsurface waters. If runoff from the Company's potential landfill or transfer station is discharged into surface waters, the Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the new federal storm water regulations, which are designed to prevent possibly contaminated storm water from flowing into surface waters. The Company will work with the appropriate regulatory agencies to ensure that its facilities are in compliance with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. In addition, where development may alter or affect "wetlands," a permit must be obtained before such development may be commenced. This requirement is likely to affect the construction or expansion of many solid waste disposal sites. The Act provides for civil, criminal and administrative penalties for violations of specified sections of the Act.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund" or "CERCLA")

CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such programs is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the land, former owners and operators of the land at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorized the imposition of a lien in favor of the United States upon all real property subject to or affected by a remedial action for all costs for which a party is liable. The Company's ability to obtain reimbursement from others for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In the past, legislation has been introduced in Congress to limit the liability of municipalities and others under CERCLA as generators and transporters of municipal solid waste. Although such legislation has not been enacted, if it were to pass it would limit the Company's ability to seek full contribution from municipalities for CERCLA cleanup costs even if hazardous substances that were released and caused the need for cleanup at the Company's potential landfill were generated by or transported to the landfill by a municipality. Depending upon whether and how Congress acts, it is possible that each of these laws may be changed in ways that may significantly affect the Company's potential waste disposal business.

The Occupational Safety and Health Act of 1970 (the "OSHA Act")

The OSHA Act authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of these standards, including standards for notices of hazards, safety in excavation and demolition work, and the handling of asbestos, may apply to the Company's operations.

The Clean Air Act

The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA proposed a New Source Performance Standard and Emission Guidelines for municipal solid waste landfills. Current regulations impose limits on air emissions from municipal solid waste landfills. The New Source Performance Standard will apply to all municipal solid waste landfills that commence construction after the date of the proposal. The Emission Guidelines are a set of standards that must be adopted by the states and will apply to all municipal solid waste landfills that received waste after November 8, 1987. The EPA may also issue regulations controlling the emissions of particular regulated air pollutants from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations.

Proposed Federal Legislation

In the future, the Company's potential collection, transfer and landfill operations may also be affected by legislation currently pending before Congress that would authorize the states to enact discriminatory legislation governing waste shipments. The Company believes that if any such federal legislation is enacted, it may have a material adverse effect on the Company's potential operations.

State and Local Regulation

Each state in which the Company may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, siting, design, operation, maintenance, closure and post-closure of landfills and transfer stations. There has also been an increasing trend in various states seeking to regulate the disposal of out-of-state waste in their landfills. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling have been adopted by many states and are also under consideration by Congress and the EPA.

The Company's potential collection and landfill operations may be affected by the trend toward laws requiring the development of waste reduction and recycling programs. For example, California, Georgia, Florida, Illinois, Indiana, Kentucky, Pennsylvania, Ohio, South Carolina and West Virginia have enacted laws that will require counties to adopt comprehensive plans to reduce the volume of solid waste deposited in landfills, through waste planning, composting and recycling or other programs, within the next few years. A number of states have taken, or are considering, steps to ban the landfilling of certain wastes, such as yard wastes, beverage containers, newspapers, unshredded tires, lead-acid batteries and "white goods", such as refrigerators. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect adversely the Company's ability to operate its potential facilities at their full capacity.

Many municipalities also have ordinances, local laws and regulations affecting the waste disposal industry. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specified facilities, and bans or other restrictions on the movement of solid wastes into a municipality.

The permits or other land use approvals with respect to a landfill, as well as state or local regulations, may (i) limit a landfill to accepting waste that originates from a specified geographic area and/or (ii) specify the quantity of waste that may be accepted at a landfill during a given time period and/or (iii) specify the types of waste that may be accepted at the landfill.

Strategy

The Company's objective is to continue to grow by expanding its services in markets where it can be a significant and profitable solid waste services companies. The Company is currently operating in certain regions of Pennsylvania, South Carolina, New Jersey, and Ohio, and believes that these markets and other markets with similar characteristics present significant opportunities for achieving its objectives. The Company focuses its efforts on markets which are characterized by: (i) a geographically dispersed population; (ii) disposal capacity which the Company anticipates may be available for acquisition by the Company and (iii) significant environmental regulation which has resulted in a decrease in the total number of operating landfills. The Company believes that these characteristics result in significant market opportunities for the firs well-managed market entrant, and create economic and regulatory barriers to entry by additional competitors in these markets,

The Company's strategy for achieving its objective is: (i) to acquire solid waste collection business and disposal capacity in new markets, and to make "tuck-in" acquisitions in existing markets; (ii) to generate internal growth through increased sales penetration and the marketing of additional services to existing customers; and (iii) to implement operating enhancements and efficiencies. The Company intends to implement this strategy as follows:

Expansion through Acquisitions. The Company intends to continue to expand by acquiring solid waste collection companies and disposal capacity in new markets, and increasing its revenues and operational efficiencies in its existing markets through "tuck-in" and other acquisitions of solid waste collection operations. In considering new markets, the Company evaluates the opportunities to acquire or otherwise control sufficient collection operations and disposal facilities that would enable it to generate a captive waste stream and achieve the disposal economies of scale necessary to meet its market share and financial objectives. The Company has established criteria that enable it to evaluate the prospective acquisition opportunity and the target market. In the near future, the Company intends to enter new markets that are adjacent to its existing markets; however, the Company may consider new markets in non-contiguous geographic areas that meet its criteria, the Company is also targeting additional "tuck-in" acquisitions within its current markets to allow the Company to further improve its market penetration and destiny and to further increase the internalization rate of its waste streams.

Internal Growth. In order to generate continued internal growth, the Company intends to focus on increasing sales penetration in its current and adjacent markets, soliciting new commercial, industrial, and residential customers, marketing upgraded services to existing markets, the Company's revenue per routed truck is improved which generally increases the Company's collection efficiencies and profitability. The Company uses transfer stations, which serve to link disparate collection operations with Company landfills, as an important part of its internal growth strategy.

Competition

The solid waste industry is very competitive. In the metropolitan Philadelphia area, where a majority of the Company's waste operations are concentrated, eighty percent (80%) of the waste market is controlled by the three largest waste companies: Browning-Ferris Industries, Inc., Waste Management, Inc. and Republic Services, Inc. These competitors are better capitalized and have more resources than the Company. Currently, the Company has less than 5% of the Philadelphia metropolitan waste market.

Disclosure Regarding Forward Looking Statements

     This Annual Report on Form 10-SB includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Forward Looking Statements"). All statements other than statements of historical fact included in this report are Forward Looking Statements. In the normal course of its business, the Company, in an effort to help keep its shareholders and the public informed about the Company's operations, may from time-to-time issue certain statements, either in writing or orally, that contain or may contain Forward-Looking Statements. Although the Company believes that the expectations reflected in such Forward Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, past and possible future, of acquisitions and projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenues, earnings, levels of capital expenditures or other aspects of operating results. All phases of the Company operations are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and any one of which, or a combination of which, could materially affect the results of the Company's proposed operations and whether Forward Looking Statements made by the Company ultimately prove to be accurate. Such important factors ("Important Factors") and other factors could cause actual results to differ materially from the Company's expectations are disclosed in this report. All prior and subsequent written and oral Forward Looking Statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Important Factors described below that could cause actual results to differ materially from the Company's expectations as set forth in any Forward Looking Statement made by or on behalf of the Company.

Competition: The waste collection/disposal business is both highly competitive and requires substantial amounts of capital. If permitted and operational, the Company's facilities would compete with numerous enterprises, many of which have significantly larger operations and greater resources than the Company. The Company would also compete with those counties and municipalities that maintain their own waste collection and disposal operations. Forward Looking Statements assume that the Company will be able to effectively compete with these other entities.

Availability of Acquisition Targets: The Company's planned acquisition program is a key element of its expansion strategy. In addition, obtaining landfill permits has become increasingly difficult, time consuming and expensive. There can be no assurance, however, that the Company will succeed in obtaining landfill permits or locating appropriate acquisition candidates that can be acquired at price levels that the Company considers appropriate.

Ongoing Capital Requirements: In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's stock and proceeds from the sale of the Company's remaining assets. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, alternative financing arrangements, or the disposition of certain assets, then the Company will not be able to implement its acquisition strategy.

Economic Conditions: The Company's potential waste collection/disposal business would be affected by general economic conditions. There can be no assurance that an economic downturn would not result in a reduction in the potential volume of waste that might be disposed of at the Company's potential facilities and/or the price that the Company would charge for its services.

Weather Conditions: Protracted periods of inclement weather may adversely affect the Company's potential operations by interfering with collection and landfill operations, delaying the development of landfill capacity and/or reducing the volume of waste generated by the Company's potential customers. In addition, particularly harsh weather conditions may result in the temporary suspension of certain of the Company's potential operations. The Forward Looking Statements do not assume that such weather conditions will occur.

Dependence on Senior Management: The Company is highly dependent upon its senior management team. In addition, as the Company continues to grow, its requirements for operations management with franchising and waste industry experience will also increase. The future availability of such experienced management cannot be predicted. The Forward Looking Statements assume that experienced management will be available when needed by the Company at compensation levels that are within industry norms. The loss of the services of any member of senior management or the inability to hire experienced operations management could have a material adverse effect on the Company.

Influence of Government Regulation: The Company's potential operations are subject to and substantially affected by extensive federal, state and local laws, regulations, orders and permits, which govern environmental protection, health and safety, zoning and other matters. These regulations may impose restrictions on operations that could adversely affect the Company's results, such as limitations on the expansion of disposal facilities, limitations on or the banning of disposal of out-of-state waste or certain categories of waste or mandates regarding the disposal of solid waste. Because of heightened public concern, companies in the waste management business may become subject to judicial and administrative proceedings involving federal, state or local agencies. These governmental agencies may seek to impose fines or to revoke or deny renewal of operating permits or licenses for violations of environmental laws or regulations or to require remediation of environmental problems at sites or nearby properties, or resulting from transportation or predecessors' transportation and collection operations, all of which could have a material adverse effect on the Company. Liability may also arise from actions brought by individuals or community groups in connection with the permitting or licensing of operations, any alleged violations of such permits and licenses or other matters. The Forward Looking Statements assume that there will be no materially negative impact on its operations due to governmental regulation.

Potential Environmental Liability: The Company may incur liabilities for the deterioration of the environment as a result of its potential operations. Any substantial liability for environmental damage could materially adversely affect the operating results and financial condition of the Company. Due to the limited nature of insurance coverage of environmental liability, if the Company were to incur liability for environmental damage, its business and financial condition could be materially adversely affected.

Inflation and Prevailing Economic Conditions: To date, inflation has not had a significant impact on the Company's operations. Consistent with industry practice, most of the Company's contracts will provide for a pass through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company therefore believes it should be able to implement price increases sufficient to offset most cost increases resulting from inflation. However, competitive factors may require the Company to absorb cost increases, resulting from inflation. The Company is unable to determine the future impact of a sustained economic slowdown.

Trademarks

The Company has no registered trademarks or service marks at this time.

Employees

As of November 15, 1999, the Company employed a total of 56 employees, all of which were full-time.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Results of Operations

Fiscal Year ended December 31, 1998

During fiscal years ended December 31, 1998 and 1997, the Company did not have any operations. Until December 1998, the Company's assets were inconsequential. In December 1998, an affiliate of a shareholder of the Company loaned the Company $285,426, which was then loaned to WMI. At the time, the Company was negotiating with WMI toward to purchase of certain of its operating assets. Subsequent to the end of fiscal 1998, the Company leased the Corporations and Landfill from WMI pursuant to Lease/Purchase Agreement dated January 1, 1999, and closed on the purchase of the Corporations and landfill on March 30, 1999. The loan by the Company to WMI in December 1998, together with additional loans made by the Company to WMI subsequent to the end of the year, were applied to the purchase price of the Corporations and the Landfill. Subsequent to the end of fiscal 1998, the loan to the Company by an affiliate was converted into Common Stock of the Company.

Three Months ended September 30, 1999 Compared to Three Months ended September 30, 1998

Revenues for the quarter ended September 30, 1999 were $961,341 as compared to revenues of $0 for the previous year's quarter ended September 30, 1998. The increase in revenues was the result of the acquisition of the Corporations and the Landfill from WMI in the first quarter of 1999, and the subsequent acquisition of All Waste and Automated in June and July of 1999. As of September 30, 1999, the Company has added a landfill, 2 hauling companies, a recycling facility, a transfer station and an industrial sludge processing facility as a result of the acquisitions completed during fiscal 1999.

Cost of sales increased from $0 to $983,825 as a result of the acquisitions in 1999. Selling, general and administrative expenses ("SG&A") increased from $0 in the three months ended September 30, 1998 to $522,818 in the three months ended September 30, 1999 because of additional overhead incurred in connection with the acquisitions and organization of the Company's administrative offices. Depreciation and amortization increased from $0 in the three months ended September 30, 1998 to $214,327 in the three months ended September 30, 1999, primarily as a result of the physical assets acquired and goodwill booked in connection with the acquisitions in 1999. Net interest expense increased from $0 in the three months ended September 30, 1998 to $47,431 in the three months ended September 30, 1999 as a result of the Company's issuance of convertible debentures to fund certain of the acquisitions in 1999, and the Company's assumption of preexisting indebtedness of certain of the acquired entities.

During the three months ended September 30, 1999, the Company recorded income from continuing operations of $507,905, and a net loss from discontinued operations of $195,849, which consisted of losses from Mini-Max and Wood that were sold in the nine months. Included in the Company's income from continuing operations was a gain realized from the sale of Mini-Max and Wood of $1,314,965. Excluding the gain from the sale of Mini-Max and Wood, the Company would have reported a loss from continuing operations of $807,060. In the prior year's three months ended September 30, 1998, the Company recorded continuing and discontinued operations of $0.

Nine Months ended September 30, 1999 Compared to Nine Months ended September 30, 1998

Revenues for the nine months ended September 30, 1999 were $2,489,820 as compared to revenues of $0 for the previous year's nine months ended September 30, 1998. The increase in revenues was the result of the acquisition of the Corporations and the Landfill from WMI in the first quarter of 1999, and the subsequent acquisition of All Waste and Automated in June and July of 1999. As of September 30, 1999, the Company has added a landfill, 2 hauling companies, a recycling facility, a transfer station and an industrial sludge processing facility as a result of the acquisitions completed during fiscal 1999.

Cost of sales increased from $0 in the nine months ended September 30, 1998 to $2,286,257 in the nine months ended September 30, 1999 as a result of the acquisitions in 1999. Selling, general and administrative expenses ("SG&A") increased from $0 in the nine months ended September 30, 1998 to $1,184,491 in the nine months ended September 30, 1999 because of additional overhead incurred in connection with the acquisitions and organization of the Company's administrative offices. Depreciation and amortization increased from $0 in the nine months ended September 30, 1998 to $350,330 in the nine months ended September 30, 1999, primarily as a result of the physical assets acquired and goodwill booked in connection with the acquisitions in 1999. Net interest expense increased from $0 in the nine months ended September 30, 1998 to $104,705 in the nine months ended September 30, 1999 as a result of the Company's issuance of convertible debentures to fund certain of the acquisitions in 1999, and the Company's assumption of preexisting indebtedness of certain of the acquired entities.

During the nine months ended September 30, 1999, the Company recorded a loss from continuing operations of $120,373, and a net loss from discontinued operations of $306,818, which consisted of losses from Mini-Max and Wood that were sold in the quarter ended September 30, 1999. Included in the Company's income from continuing operations was a gain realized from the sale of assets of $1,315,590, which primarily consisted of gain realized from the sale of Mini-Max and Wood. Excluding the gain from the sale of assets, the Company would have reported a loss from continuing operations of $2,542,143. In the prior year's nine months ended September 30, 1998, the Company recorded continuing and discontinued operations of $0.

Comments on Operating Results

The Company does not believe that the operating results for the three and nine months ended September 30, 1999 adequately reflect the operating potential of the Company. Revenues were lower, and cost of sales and general and administrative expenses were higher, than normal primarily as a result of the temporary suspension of ACDR's permit in both the first and third quarters of 1999 by the Pennsylvania Department of Environmental Protection for regulatory violations that occurred prior to the Company's involvement with the site. The temporary suspension increased cost of sales by forcing the company to pay third party transfer stations or landfills to dispose of waste collected by the Company's hauling operations. It also resulted in increased general and administrative expenses as a result of significant legal fees and fines incurred as a result of the regulatory actions. The suspension has since been lifted and the Company is operating in compliance with the requests of the Pennsylvania Department of Environmental Protection. However, certain issues still remain, and the Company is in the process of negotiating a settlement of those issues. Once a settlement is reached and the Company resumes "normalized" operations, the Company projects that it will be profitable.

In addition, the purchase method of accounting has been used for all acquisitions as a result of the requirements of generally accepted accounting principles. Consequently, operating results for each acquisition are reflected on the Company's financial statements only from their respective dates of acquisition. Therefore, the Company's results for the three and nine months ended September 30, 1999 do not reflect the potential annualized "run rate" of such acquisitions. The Company's results also do not reflect the anticipated efficiencies and cost savings that the Company expects to ultimately realize as a result of the economies of scale and synergies that are expected to occur. The Company believes that additional acquisition candidates meeting the Company's acquisition criteria, including "tuck-in" opportunities, exist within current and adjacent market areas and in other prospective markets.

Liquidity and Capital Resources

The Company's balance sheet for the quarter ended September 30, 1999 reflects a working capital deficit of $519,862, as compared to working capital of $0 as of September 30, 1998. A principal reason for the working capital deficit is the result of the temporary cessation of operations at the transfer station owned by ACDR, significant legal fees and fines incurred in connection with the regulatory problems of the facility, and the classification of $706,352 of long-term debt as a current liability. The Company is currently negotiating credit facilities that will be secured by the Company's receivables and the Landfill to satisfy the coming maturities of long-term debt and to provide working capital to the Company.

Additional financing will be required in order to complete planned improvements to the Company's acquisitions. The Company is seeking financing in the form of equity and debt in order to make the necessary improvements and provide working capital. There are no assurances the Company will be successful in raising the funds required.

The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations, and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of capital stock of the Company. Given the limited market for the Company's Common Stock, there is no assurance that the Company will be able to utilize its Common Stock to settle obligations or procure services, in which event the Company would be forced to settle such obligations in cash from operations, borrowings or public or private sales of securities.

The Company anticipates that any future business acquisitions will be financed through cash from borrowing, issuance of shares of the Company's Common Stock and/or seller financing. If acquisition candidates are unwilling to accept, or the company is unwilling to issue, shares of the Company's Common Stock as part of the consideration for such acquisitions, the Company would be required to utilize its available cash resources or potential borrowings in order to effect such acquisitions. Additionally, growth through the development or acquisition of new landfills, transfer stations or other facilities, as well as the ongoing maintenance of such landfills, transfer stations or other facilities, will require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the forgoing capital requirements.

In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's Common Stock and cash flow from the operations of companies which have been acquired or may be acquired as part of the Company's expansion plans. Historically, revenues from the existing operations have not been adequate to fund the operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements or alternative financing arrangements, it may be necessary to postpone any additional acquisitions and to continue to consolidate the operations of the acquisitions already completed and use cash flow for internal growth. Because of potential political, legal, bureaucratic, and other factors, there can be no assurance that the Company will be able to accomplish any of its goals within a reasonable period of time.

New Accounting Pronouncement

In the first quarter of 1999, the Company adopted the provisions of Statement of Financial Accounting Standard No. 128, "Earnings Per Share:
(SFAS 128). In accordance with SFAS 128, the Company computes basic earnings per share based on the weighted-average number of common shares outstanding during each period presented. Diluted earnings per share is computed based on the weighted average number of common shares plus the dilutive effect of all potential dilutive securities, principally stock options and warrants, outstanding during each period presented. In all periods presented, all potential common shares were anti-dilutive. Accordingly, the adoption of SFAS 128 had no effect on loss per share amounts.

Year 2000

The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer systems that uses time-sensitive software programming may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

The Company has completed an assessment of all of its information technology systems, related computer applications, and any embedded systems contained in the Company's buildings, equipment, and other infrastructure and has determined that it is ready for the Year 2000. Substantially all of the Company's hardware and software systems have been verified as being Year 2000 compliant.

Management has determined that the costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations, or cash flows in future periods.

ITEM 3. DESCRIPTION OF PROPERTY.

Lisbon Landfill, Inc., a wholly-owned subsidiary of the Company, owns a parcel of real estate located at 9719 Steubenville Pike Road, Lisbon, Ohio, which consists of approximately 141.54 acres and is permitted for use as a construction and demolition landfill. On May 20, 1999, Ted McManus and Associates appraised the property at a market value of $2,400,000.00. This property is not subject to a mortgage.

Other than the property owned by Lisbon Landfill, Inc., the Company does not own any real estate or real estate mortgages.

The Company currently leases (or subleases) space at the following locations:

                                        Expiration      Renewal
       Location              Use           Date         Option
       --------              ----          -----       ---------

7 acres at 34 Street &     Transfer      12/31/2002        Yes
Grays Ferry Blvd.,          Station
Philadelphia, PA

1230 Peachtree Street
Suite 2550                 Office         6/29/2000        No
Atlanta, GA 30309          Space

3 acres at 205 Eddy      Office Space                      Yes
Stone Avenue              & Storage
Eddy Stone, PA             Facility

2.5 acres at 108         Office Space   Year-to-Year       Yes
Broadway Street          & Storage         Lease
Ehrhardt, SC              Facility
20984

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of November 15, 1999, with respect to the beneficial ownership of the Company's voting securities by each person known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities.

Title of      Name and Address of      Amount & Nature      Percent
Class         Beneficial Owner          of Beneficial     of Class (1)
                                          Ownership
--------     ---------------------     ---------------   -----------

Common        Richard Tuorto, Sr.(2)            3,535,000           25%
Stock         Global Eco-Logical
              Services, Inc.
              1230 Peachtree St.
              Suite 2550
              Atlanta, GA 30309

Common        William Tuorto (3)                3,535,000           25%
Stock         Global Eco-Logical
              Services, Inc.
              1230 Peachtree St.
              Suite 2550
              Atlanta, GA 30309

Common        Julius Basham                     2,050,000           15%
Stock         6176 Laurelwood Drive
              Reno, Nevada 89509

(1) Based upon 13,776,726 shares of Common Stock issued and outstanding as of November 1, 1999.

(2) The beneficial ownership includes all shares owned by Mr. William Tuorto, as well as all shares members of his direct family or affiliates thereof. Mr. Tuorto's shares include 3,400,000 shares held by his son, William Tuorto, 10,000 shares held by his wife, and 125,000 shares owned by a company controlled by him.

(3) The beneficial ownership includes all shares owned by Mr. Richard Tuorto, as well as all shares members of his direct family or affiliates thereof. Mr. Tuorto's shares include 3,400,000 held in his own name, 10,000 shares held by his mother, and 125,000 shares held by a company controlled by his father, Richard Tuorto.

The following table sets forth certain information, as of October 21, 1999, with respect to the beneficial ownership of the Company's Common Stock by (i) all directors of the Company (ii) each executive officer of the Company named in the Summary Compensation Table and (iii) all directors and executive officers of the Company as a group.

Name and Position      No. Shares       No. Shares       Percent of
                         Owned      Beneficially Owned   Ownership (1)
------------------     ----------   ------------------   -------------

Richard Tuorto, Sr.       ----          3,535,000             25%
President/CEO (2)

William Tuorto,        3,400,000        3,535,000             25%
Director

Randall Cook,             10,000           60,000         Less than 1%
Controller/CAO

Greg Davis,              200,000          200,000         Less than 1%
Secretary/Treasurer

All Officers &

Directors as Group     3,610,000        3,745,000              27%

(1) Based upon 13,776,726 shares of Common Stock issued and outstanding as of November 1, 1999.

(2) The beneficial ownership includes all shares owned by Mr. Richard Tuorto, as well as all shares members of his direct family or affiliates thereof. Mr. Tuorto's shares include 3,400,000 shares held by his son, William Tuorto, 10,000 shares held by his wife, and 125,000 shares owned by a company controlled by him.

(3) The beneficial ownership includes all shares owned by Mr. William Tuorto, as well as all shares members of his direct family or affiliates thereof. Mr. Tuorto's shares include 3,400,000 held in his own name, 10,000 shares held by his mother, and 125,000 shares held by a company controlled by his father, Richard Tuorto.

(4)The shares beneficially owned by Randall Cook include 50,000 shares which he has the ability to acquire pursuant to vested option to purchase 50,000 shares of Common Stock at $1 per share. As of November 15, 1999, he has not exercised this option.

ITEM 5. DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS

Listed below are the directors and executive officers of the Company.

     Name               Age    First Year     Present Positions
                               as Director        at Company
--------------------   ------ ------------   ---------------------

Richard Tuorto, Sr.     54        1998        President/CEO

William Tuorto          30        1998          Chairman

Gregg Davis             36        1997        Secretary/Treasurer

Randall Cook            43        1999        Controller/CAO

The following information sets forth the backgrounds and business experience of the directors and executive officers.

Richard D. Tuorto, Sr., President and CEO. Mr. Tuorto has been President and CEO of The Company since December of 1998. He is responsible for the day-to-day operations of the subsidiary companies, as well as locating and introducing to the Company any new acquisition possibilities. He is also currently the President of Citadel Investments. Mr. Tuorto has several years of experience in acquisitions in the waste services industry. From September 1998 to December 1998, and from January 1996 to December 1997, Mr. Tuorto worked at WMI. From December 1997 to September 1998, Mr. Tuorto acted as a private consultant arranging mergers and acquisitions in the waste industry.

William L. Tuorto, Chairman of the Board. Mr. Tuorto has been the Chairman of the Board for The Company since December 1998. He is responsible for the overall direction of the Company's Common Stock. He meets with market makers, investment institutions, and potential acquisition candidates in order to promote the Company and increase shareholder value. Prior to this position with the Company, he was Assistant Counsel for WMI from September 1998 to December 1998. From November 1997 to September 1998, Mr. Tuorto worked for Continental Investment Corporation as Assistant Counsel.

Mr. Tuorto received his law degree from University of South Carolina School of Law in 1995. He received his Bachelor of Arts in Political Science from The Citadel in 1991.

Gregg Davis, Secretary and Treasurer. Mr. Davis began working for the Company in 1997 in the above capacity. His duties include attending and documenting all Board meetings and reporting the financial condition of the Company to the Board of Directors. Prior to his position at the Company, he worked in institutional sales from 1995 through 1997. Mr. Davis owned and operated RHI (Roller Hockey International), a sports licensing company, from 1994 through 1995.

Mr. Davis graduated from Syracuse University with a Bachelor of Science degree in Business Administration in 1984.

Randall Cook, Controller and Chief Administrative Officer. Mr. Cook has been the Chief Administrative Officer of The Company since January 1999. His duties include coordinating the parent and related subsidiaries' administrative and accounting functions. Mr. Cook has over 12 years of experience in the solid waste and disposal industry. Prior to his current position at the Company, Mr. Cook was the Director of Finance at Wallace and DeMayo, PC, from May 1998 to January 1999. He was a Division President for Waste Management, Inc. from July 1995 to November 1997. From February 1986 to July 1995, Mr. Cook was Controller and General Manager of Fennell Container Company, Inc., a solid waste and disposal company.

Mr. Cook attended Charleston Southern University and received a Bachelor of Science degree in Accounting, with a minor in English in 1983.

The Company does not have committees, including an audit committee, compensation committee or an executive committee. None of the Company's Officers or Directors has signed an employment agreement, non-compete agreement, or confidentiality agreement.

ITEM 6. EXECUTIVE COMPENSATION.

In accordance with Item 402 of Regulation S-B of the Securities and Exchange Commission, the table required by Item 402(b) of Regulation S-B has been omitted, as the Company's Chief Executive Officer has not received compensation of any nature during the last three fiscal years and no other officers received compensation of any nature in excess of $100,000 during any of the last three fiscal years. During the current fiscal year, the chief executive officer of the Company is not receiving any compensation of any nature for his services, and no other officer or director of the Company is scheduled to receive more than $100,000 in compensation during this fiscal year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The President and CEO of The Company, Richard Tuorto, Sr., is the father of William L. Tuorto, the Chairman of the Board. Richard Tuorto, Sr. is also the owner of Citadel Investment Corporation ("Citadel").

On December 21, 1998, Citadel loaned the Company One Hundred Thousand Dollars ($100,000). The loan originally provided for interest on the outstanding balance of eight percent per annum, and repayment of the total amount over eighteen (18) months commencing on May 21, 1999. On July 16, 1999, the Company satisfied this loan in full by issuing 125,000 shares of the Company's Common Stock to Citadel.

On December 21, 1998, Mr. William Tuorto loaned the Company One Hundred and Sixty Eight Thousand Two Hundred and Fifty Dollars ($168,250), pursuant to a promissory note which provided for interest on the outstanding balance at eight percent per annum, and repayment of the total amount over thirty months beginning on May 21, 1999. The Company has made total payments on this loan of $13,000. In addition, Mr. William Tuorto has loaned the Company an additional $174,880 through September 30, 1999, pursuant to demand loans that are not evidenced by a promissory note. The total amount owed to Mr. Tuorto as of September 30, 1999 was $330,130. The Company is currently planning to repay the full amount owned to Mr. Tuorto through semi-annual payments sufficient to amortize this loan during the original term of thirty (30) months.

In December 1998 and during 1999, Julius L. Basham, III loaned Citadel $473,426, which then loaned that same amount of money to the Company. To satisfy this obligation, the Company issued 2,000,000 shares of the Company's Common Stock directly to Mr. Basham, which satisfied both the Company's obligation to Citadel and Citadel's obligation to Mr. Basham. As a result of this transaction, Mr. Basham owns 15% of the Common Stock of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value. The following summary of certain terms of the Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which included herewith as Exhibits.

Preemptive Rights. The Common Stock has no preemptive rights.

Voting Rights. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Dividends. The Board of Directors may, from time to time, declare and the corporation may pay dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent subject to the provisions of the Florida Statutes.

                                  PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is not registered with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. Since January 27, 1999, the Company's common stock has been traded on the NASDAQ OTC Bulletin Board under the symbol GECL. The following table summarizes the low and high prices for the Company's common stock for each of the calendar quarters for the fiscal years ended December 31, 1998 and 1999.

                          1998                        1999
                    High         Low           High          Low
                   -------      ------       --------       ------

First Quarter       --            --            3.25         2.25
Second Quarter      --            --           9.062         2.75
Third Quarter       --            --           8.750         2.75
Fourth Quarter      --            --           3.375         2.187

There were 46 holders of record of the common stock as of November 1, 1999. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." The above quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The Company has never declared any cash dividends on its Common Stock. The Company does not plan to declare any cash dividends in the foreseeable future, as the Company anticipates that all cash generated from operations will be used to finance the Company's internal growth and acquisition strategy.

ITEM 2. LEGAL PROCEEDINGS.

In the normal course of business and as a result of the extensive governmental regulation of the waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving Federal, state, or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke, or to deny renewal of, an operating permit held by the Company. In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during operations of the waste management business.

Global Eco-Logical Services, Inc. and Atlantic Coast Demolition & Recycling, Inc. v. Commonwealth of Pennsylvania and Department of Environmental Protection: The Pennsylvania Department of Environmental Protection (DEP) revoked ACDR's waste permit for regulatory and administrative violations that occurred prior the Company's acquisition. The Company acquired ACDR with knowledge and subject to this pending litigation. A trial on the merits is scheduled in 2000, however the Company is actively pursuing settlement negotiations with the DEP.

American Waste Transport, Inc. holds a judgment against WMI in the amount of $80,000 that arises out of WMI's operation of the transfer station owned by ACDR. The Company agreed to assume this judgment in connection with its purchase of ACDR from WMI. The Company negotiated forbearance agreement with the plaintiff, under which the judgment is being repaid by allowing the plaintiff to dump at ACDR's transfer station at preferential rates. The Company has reduced this obligation to approximately $40,000 through such arrangement.

Prior to the Company's acquisition of ACDR, Brickell Court Corporation obtained a judgment against ACDR for $125,000 plus costs and interest for a loan it had made to ACDR. Settlement negotiations resulted in the plaintiff's agreement to forebear execution of the judgment, provided the Company makes monthly payments of $7,000 per month. The Company anticipates that this obligation will be satisfied before the end of fiscal 1999.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On April 9, 1999, the Company dismissed Barry L. Friedman, PC, its independent public accountant for the year ended December 31, 1997 and 1998. The dismissal occurred because, in the Company's judgment, Barry
L. Friedman, PC did have sufficient staff to audit the Company's financial statements within the periods required by SEC regulations. Barry L. Friedman's report for the year ended May 7, 1998 does not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss Barry L. Friedman, PC was approved by the Company's board of directors (the Company did not have a separate audit committee). There were no disagreements with Barry L. Friedman, PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The Company has authorized Barry L. Friedman, PC to respond fully to the inquiries of the successor accountant concerning its dismissal. Immediately thereafter the Company engaged Tauber & Balser, PC as its independent public accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the Company's acquisition of the Corporations and Landfill from WMI in the first quarter of 1999, the Company issued 1,200,000 shares of Common Stock to WMI pursuant to the conversion of a note in the original principal amount of $6,000,000 issued to WMI in part consideration for the Corporations and the Landfill. The Common Stock issued to WMI was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

In connection with the Company's acquisition of the Corporations and the Landfill from WMI, the Company issued a total of 3,640,000 shares of Common Stock to 11 persons for services rendered in connection with the transaction. The Common Stock issued for such services was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 701.

On February 16, 1999, the Company issued 3,800,000 shares of Common Stock to Mr. William Tuorto for his services in negotiating. brokering and completing the acquisition of the WMI's subsidiaries. The Common Stock issued for such services was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

On February 23, 1999, the Company issued 2,000,000 shares of Common Stock to Julius L. Basham, III. The Common Stock was issued to satisfy an obligation in the amount of $473,426 that the Company owed to Citadel and an obligation in an equal amount owed by Citadel to Mr. Basham. The Common Stock issued to Mr. Basham was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933. (See Part I, Item 7, Certain Relationships and Related Transactions.)

The Company issued restricted Common Stock for cash in the following private transactions:

a) In February 1999, the Company issued a total of 695,000 shares of Common Stock to three individual investors for aggregate consideration of $385,000;

b) In March 1999, the Company issued a total of 120,000 shares of Common Stock to two individual investors for aggregate consideration of $100,000;

c) In May 1999, the Company issued a total of 385,000 shares of Common Stock to four persons for aggregate consideration of $420,000;

d) In July 1999, the Company issued 152,000 shares of Common Stock to two individual investors for $505,000;

e) In August 1999, the Company issued 44,000 shares of Common Stock to an individual investor for $132,000.

In each of the above cases, the Common Stock was restricted stock, was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, and the purchasers were located by officers and directors of the Company without any advertisement or public solicitation.

On May 11, 1999, the Company issued 10,000 shares of restricted Common Stock to Randall R. Cook as a signing bonus, and agreed to issue Mr. Cook options to purchase 50,000 shares of Common Stock at $1 per share. In connection with the Company's acquisition of Automated, the Company issued 50,000 shares of Common Stock to the Controller of Automated and 100,000 shares of Common Stock to an employee of Automated as signing bonuses to retain their services after the acquisition. In these cases, the Common Stock was restricted stock and was issued in reliance on the exemption provided by Rule 701.

On June 8, 1999, in connection with the Company's acquisition of All Waste, the Company entered into a Settlement Agreement with Eagle Transportation Services, Inc. and Eagle Land Management of PA, Inc., under which the Company paid $200,000 in cash and issued 219,558 shares of the Company's Common Stock to satisfy a debt of $1,078,229 owed to Eagle Transportation Services, Inc. by All Waste. The Common Stock issued in this transaction was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

In connection with the Company's acquisition of All Waste, the Company also issued 66,500 shares of Common Stock to the seller of All Waste, and 33,000 shares of Common Stock in satisfaction of brokerage commissions for the transaction to an unrelated party. The Common Stock issued in connection with the acquisition of All Waste was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and, in case of the brokerage commissions, in reliance on the exemption provided by Rule 701.

On July 1, 1999, the Company issued four promissory notes with a total principal amount of $1,590,000. The notes bear interest at 6% interest per annum, and are repayable through semi-annual payments of principal and interest until maturity. Each promissory note is convertible into that number of shares of fully paid and non-assessable shares of common stock equal to $1,000 divided by $6.50. The promissory notes, and the Common Stock issuable upon conversion of the promissory notes, were restricted securities, and were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

In connection with the Company's acquisition of Automated, the Company issued 100,000 shares of Common Stock to the seller of Automated, and 50,000 shares of Common Stock in satisfaction of brokerage commissions to an unrelated party. The Common Stock issued in connection with the acquisition of Automated was restricted stock, and was issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and, in case of the brokerage commissions, in reliance on the exemption provided by Rule 701.

On August 1, 1999, the Company and Sterner, Inc. entered into a non-exclusive consulting agreement for advisement services for a term of 12 months with an option to renew for 6 months. In consideration for such services, the Company issued warrants to purchase 250,000 shares of common stock. The warrants entitle the holder to purchase 100,000 shares of Common Stock for $3.00 per share, and the remaining 150,000 shares of Common Stock for $5.00 per share. The warrants may be exercised at any time for two years from their date of issuance. The warrants, and any Common Stock issued upon the exercise thereof, constitute restricted securities and were issued in reliance on the exemptions provided by
Section 4(2) of the Securities Act of 1993 and Rule 701.

On September 29, 1999, the Company issued 300,000 shares of restricted Common Stock in satisfaction of a promissory note for $165,000 held by an unrelated party. The issuance was in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

On October 29, 1999, the Company issued 125,000 shares of Common Stock for a total of $200,000 to a single accredited investor pursuant to Rule 506.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation contain two provisions that limit the liability of the Officers and Directors. Article 10 of the Company's Articles of Incorporation provides that the Company shall have the power, in its by-laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation. Article 11 of the Company's Articles of Incorporation provides that no contract or other transaction between the Company and any person, firm, or corporation shall be affected by the fact that any officer or director of the Company has a direct or indirect interest in such contract. The By-Laws do not contain any provision that purports to limit the liability of the Officers and Directors.

                                 PART F/S

Attached hereto as Exhibits A, B, C, D, E, F and G, respectively, are the following financial statements:

A. Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Company for the fiscal years ended December 31, 1996 and 1997, and the period ended May 7, 1998.

B.   Audited Balance Sheet for the Company as of December 31, 1998.

C. Unaudited Balance Sheet as of September 30, 1999, Income Statement for the three and nine months ended September 30, 1999, Statement of Cash Flows for the three and nine months ended September 30, 1999, and Statement of Changes in Stockholders' Equity for the three and nine months ended September 30, 1999.

D. Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Retained Earnings for Automated Waste Solutions, Inc. for the years ended December 31, 1998 and 1997.

E. Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Retained Earnings for Automated Waste Solutions, Inc. for the period from January 1, 1999 to July 31, 1999.

F. Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Retained Earnings for All Waste Disposal Service, Inc. for the year ended December 31, 1998, and the period from inception (October 27, 1997) to December 31, 1997.

G. Audited Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Retained Earnings for All Waste Disposal Service, Inc. for the period from January 1, 1999 to June 8, 1999.

As noted herein, in the first quarter of 1999, the Company acquired the Corporations and the Landfill from WMI. Prior to the acquisition of the Corporations and Landfill from WMI, the Company had not conducted active operations and had minimal assets. Therefore, the Company's acquisition of the Corporations and the Landfill were significant transactions for the Company. WMI had purchased each of the Corporations and the Landfill in 1998, and accounted for each acquisition under the purchase method of accounting. Therefore, in each case WMI only consolidated the accounts of the Corporations and Landfill in its financial statements from the date of its acquisition by WMI. In addition, WMI did not treat its acquisition of the Corporations and the Landfill as significant acquisitions, and therefore did not obtain audited financial statements for any of the Corporations or the Landfill prior to their acquisition by WMI.

Included in the Audited Balance Sheet as of December 31, 1998 in Note E is unaudited balance sheet and income statement data for the Corporations and Landfill from the date of WMI's acquisition of the Corporations and Landfill in 1998 to December 31, 1998. The Company has made inquiries to WMI about whether the necessary records and documents for the Corporations and Landfill are available, and has been told that such records and documents are not in WMI's possession. Even if the records and documents could be located, the management personnel who maintained the records and operated the entities are not available to answer questions and provide the necessary management representations for an audit. Therefore, pursuant to Rule 12b-21 under the Securities Exchange Act of 1934, the Company has not included audited financial statements for the Corporations and Landfill for the years ended December 31, 1998 or 1997 because the records and documents necessary to obtain such an audit are not available and, even if they could be located, it would take an unreasonable amount of expense and effort to obtain audited financial statements therefrom.

                              PART III

ITEM 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

EXHIBIT NO.                       DESCRIPTION

     3           Bylaws

     4.1         Articles of Incorporation

     4.2         Articles of Amendment dated May 4, 1998

     4.3         Articles of Amendment dated January 14, 1999

     11          Statement Re: Computation Of Earnings Per Share (1)

     16          Letter From Barry L. Friedman, P.C.

     22          Subsidiaries Of The Registrant

     23.1        Consent Of Barry L. Friedman, P.C. (2)

     23.2        Consent Of Tauber & Balser, P.C.

     23.3        Consent Of Shectman, Marks, Devor & Etskovitz, P.C.

     27.1        Financial Data Schedule for December 31, 1998

     27.2        Financial Data Schedule for September 30, 1999

(1) The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

(2) The Consent of Barry L. Freidman, P.C. is included in the letter attached hereto as Item 16.

                             SIGNATURES

In accordance with Section 13 of 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   GLOBAL ECO-LOGICAL SERVICES, INC.

  Dated: November 29, 1999         /s/ Richard Tuorto, Sr.
                                   By: Richard Tuorto, Sr., CEO and
                                   President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

  Dated: November 29, 1999        /s/ Richard Tuorto, Sr.
                                  By: Richard Tuorto, Sr., CEO and
                                  President

  Dated: November 29, 1999        /s/ William Tuorto
                                  By: William Tuorto, Chairman





                                EXHIBIT A



                      J. MARCUS ENTERPRISES, INC.
                     ( A DEVELOPMENT STAGE COMPANY)

                         FINANCIAL STATEMENTS
                               May 7, 1998
                            December 31, 1997
                            December 31, 1996


                          TABLE OF CONTENTS
                                                               PAGE

INDEPENDENT AUDITORS' REPORT                                    1

BALANCE SHEET                                                   2-3

STATEMENT OF OPERATIONS                                         4

STATEMENT OF STOCKHOLDERS' EQUITY                               5

STATEMENT OF CASH FLOWS                                         6

NOTES TO FINANCIAL STATEMENTS                                   7-8

                         BARRY L. FRIEDMAN, P.C.
                       Certified Public Accountant

                          1582 TULITA DRIVE
                        LAS VEGAS, NEVADA 89123
                         OFFICE (702) 361-8414
                        FAX NO. (702) 896-0278

                      INDEPENDENT AUDITORS' REPORT

Board Of Directors
May 8, 1998
J. Marcus Enterprises, Inc.
Miami, Florida

     I have audited the accompanying Balance Sheets of J. Marcus Enterprises, Inc. (A Development Stage Company), as of May 7, 1998, December 31,1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996, and the period January 1, 1998, to May 7, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Marcus Enterprises, Inc., (A Development Stage Company) as of May 7, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the two years ended December 31, 1997, and December 31, 1996, and the period January 1, 1998, to May 7, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
-----------------------
Barry L. Friedman
Certified Public Accountant

                        J. MARCUS ENTERPRISES, INC.
                       (A Development Stage Company)

                              BALANCE SHEET
   ASSETS

                                        5/7/98       12/31/97    12/31/96
                                      ---------      --------    --------
CURRENT ASSETS                              $ 0           $ 0         $ 0
     TOTAL CURRENT ASSETS                     0             0           0
OTHER ASSETS:                                 0             0           0

     TOTAL OTHER ASSETS                       0             0           0

     TOTAL ASSETS                             0             0           0

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts Payable                   $ 1,200           $ 0         $ 0

     TOTAL CURRENT LIABILITIES            1,200             0           0

STOCKHOLDERS' EQUITY:  (Note 1)

      Common stock, $0.001 par value
      authorized 10,000 Shares
      issued and outstanding at
      December 31, 1996-10,000 shares                                  10
      December 31, 1997-10,000 shares                      10

      Common stock,  $.001 par value
      authorized 50,000,000 shares
      issued and outstanding at
      May 7, 1998-1,000,000 shares       1,000

      Additional paid in Capital         1,500          2,490       2,490
     Accumulated loss                   (3,700)        (2,500)
(2,500)
                                        -------       ---------    ------
-
TOTAL STOCKHOLDERS' EQUITY              (1,200)             0           0

TOTAL LIABILITIES AND STOCKHOLDERS
STOCKHOLDERS" EQUITY                         0            0             0

        See accompanying notes to financial statements & audit report

                      J. MARCUS ENTERPRISES, INC.
                    ( A Development Stage Company)

                       STATEMENT OF OPERATIONS

                             Jan. 1,      Year      Year      Jan.
27,1992
                             1998 to     Ended      Ended     (inception)
                             May 7,      Dec.31     Dec. 31   May 7,
                             1998        1997       1996      1998
                          ----------  ----------  ----------   ----------
-
INCOME:
       Revenue                   $ 0        $  0        $ 0           $ 0

EXPENSES:
       General, Selling
       And Administrative      1,200           0          0         3,700

          Total Expenses       1,200           0          0         3,700

Net Loss                      (1,200)          0          0
(3,700)
                              -------        ---        ---        ------
-
Net Loss
per weighted
share (Note 2)                (.0012)        .00         .00
(.0037)

Weighted average
number of common
shares outstanding         1,000,000   1,000,000   1,000,000
1,000,000


See accompanying notes to financial statements & audit report

                      J. MARCUS ENTERPRISES, INC.
                    ( A Development Stage Company)

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                Additional
Accumu-
                        Common Stock            paid in            lated
                     Shares        Amount       capital          Deficit
                     ----------    -------      ----------       --------
-
Balance,
December 31, 1995      $10,000       $ 10         $2,490
$(2,500)

Net loss year ended
December 31, 1996            0          0              0                0

Balance
December 31, 1996       10,000         10          2,490
(2,500)

Net loss year ended
December 31, 1997            0          0              0                0

Balance
December 31, 1997       10,000         10          2,490
(2,500)

May 6, 1998
forward stock split
100:1                  990,000        990           (990)

 Net loss
January 1, 1998
To May 7, 1998               0          0              0
(1,200)

Balance,
May 7, 1998          1,000,000     $1,000          1,500
(3,700)
                     ---------     ------         -------         -------
-


See accompanying notes to financial statements & audit report

                       J. MARCUS ENTERPRISES, INC.
                      ( A Development Stage Company)

                         STATEMENT OF CASH FLOWS

                             Jan. 1,     Year       Year       Jan. 27,
1992
                             1998 to     Ended      Ended
(inception)
                             May 7,    Dec. 31,     Dec.31,       May 7,
                             1998        1997       1996          1998
                          ----------  ----------   -----------   --------
---
Cash Flows from
Operating Activities:
   Net Loss                  (1,200)           0             0
(3,700)
   Adjustment to
   Reconcile net loss
   To net cash
   Providing by operating
   Activities                     0            0             0
0

Changes in assets and
Liabilities:
    Increase in current
    liabilities:              1,200            0             0
1,200

Net cash used in
Operating activities              0            0             0
(2,500)

Cash Flows from
investing activities              0            0             0
0

Cash Flows from
Financing Activities:
    Issuance of common
    Stock for services            0            0             0
(2,500)

    See accompanying notes to financial statements & audit report

                       J. MARCUS ENTERPRISES, INC.
                      ( A Development Stage Company)

                         STATEMENT OF CASH FLOWS

                             Jan. 1,     Year       Year       Jan. 27,
1992
                             1998 to     Ended      Ended
(inception)
                             May 7,    Dec. 31,     Dec.31,       May 7,
                             1998        1997       1996          1998
                          ----------  ----------   -----------   --------
---
Net increase (decrease)
In cash                           0            0             0
0


Cash,
Beginning of period               0            0             0
0

Cash,
End of period                   $ 0          $ 0           $ 0          $
0

    See accompanying notes to financial statements & audit report



                      J. MARCUS ENTERPRISES, INC.
                     ( A Development Stage Company)
         May 7, 1998, December 31, 1997, and December 31, 1996

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1-    History and Organization of the Company

     The Company was organized January 27, 1992, under the laws of the State of Florida as J. Marcus Enterprises, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

     On February 1, 1992, the Company issued 10,000 shares of its
$ 0.001 par value common stock for services of $2,500.

     On May 6, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares to 50,000,000 common shares. The par value was unchanged at $0.001.

     On May 5, 1998, the Company forward split its common stock 100:1, thus increasing the number of outstanding common stock shares from 10,000 shares to 1,000,000 shares.

NOTE 2-     Accounting Policies and Procedures

     The Company has not determined its accounting policies and procedures, except as follows:

1.  The Company uses the accrual method of accounting.

2. Earnings or loss per share is calculated using the weighted averaged number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3-    Warrants and Options

     There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

                      J. MARCUS ENTERPRISES, INC.
                     ( A Development Stage Company)
         May 7, 1998, December 31, 1997, and December 31, 1996

                       NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE 4-   Going Concern

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 5-  Related Party Transactions

     The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.




                              EXHIBIT B

                       J. MARCUS ENTERPRISES, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                         AUDITED BALANCE SHEET
                           DECEMBER 31, 1998



Tauber & Balser, PC
Certified Public Accountants
3340 Peachtree Road, N.E.
Suite 250
Atlanta, GA 30326

                        INDEPENDENT AUDITORS' REPORT


Board of Directors
J. Marcus Enterprises, Inc.

We have audited the accompanying balance sheet of J. Marcus Enterprises, Inc. (a development stage company) as of December 31, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of J. Marcus Enterprises, Inc. as of December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Tauber & Balser, PC
------------------------
By: Tauber & Balser, PC



April 9, 1999
(except for Note E, as to which the date is November 9, 1999)



                             J. MARCUS ENTERPRISES, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEET
                                 DECEMBER 31, 1998


          ASSETS
Advances to WasteMasters, Inc.                                   $285,426
                                                            -------------


LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses                                                   1,200
Note payable - related party                                     285,426
                                                                 -------
             TOTAL LIABILITIES                                   286,626
                                                                 -------

STOCKHOLDER'S DEFICIT
      Common stock                                                 1,000
      Additional paid-in capital                                   1,500
      Deficit accumulated during the development stage            (3,700)
                                                                  -------
                                                                  (1,200)

    TOTAL LIABILITIES AND STOCKHOLDERS DEFICIT                 $ 285,426
                                                               =========

NOTE A - HISTORY AND ORGANIZATION

J. Marcus Enterprises, Inc. (the Company) was incorporated on January 27, 1992, under the laws of the State of Florida. There has been no revenue to date. The Company has focused its efforts on raising capital, negotiating the leasing and acquisition of operating assets and financial planning and budgeting. The Company's main activity will be to provide collection, transfer, disposal and recycling of non-hazardous solid waste.

On May 6, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares to 50,000,000 common shares. The par value was unchanged at $0.001. Simultaneously, the Company split its common stock 100:1, thus increasing the number of outstanding common stock shares from 10,000 shares to 1,000,000 shares.


NOTE B - ADVANCES TO WASTEMASTER

Advances to WasteMasters represents amounts advanced under a 10% promissory note agreement dated December 21, 1998, with principal and interest due and payable in full on September 21, 1999. The note was issued as part of a lease\purchase agreement entered into with WasteMasters. Under terms of the agreement, the Company had an option to buy certain assets from WasteMasters, and any advances given WasteMasters under the promissory note by the Company shall be applied towards the purchase price. On March 30, 1999 the Company exercised its option and applied the advances against the purchase price.


NOTE C  - NOTES PAYABLE - RELATED PARTY

Notes payable-related party represents amounts due a corporation controlled by the CEO of the Company. The note bears interest at 10% and all interest and principal is due and payable in 1999.


NOTE D - NAME CHANGE

On January 18, 1999 the Company changed its name to Global ECO-Logical Services, Inc.


NOTE E - SUBSEQUENT EVENTS

On January 1, 1999 the Company entered into a lease/purchase agreement with Wastemasters, Inc. Under the terms of the agreement, the Company leased five industrial waste processing facilities and a landfill. The Company was also given an option to by the leased properties for $7,000,000. The Company exercised the purchase option on March 30, 1999. Under terms of the agreement, $1,000,000 was paid at closing, with $2,000,000 due on each of the first, second and third anniversary of the closing date of the agreement.

The Company will account for the acquisition as a purchase. As such, the assets and liabilities acquired will be revalued at their fair market value as of the date of acquisition. Any excess purchase price over the fair
NOTE E - SUBSEQUENT EVENTS - continued

market value of the net tangible assets acquired will be amortized over a period not to exceed 40 years.

Summarized below is the unaudited combined and condensed balance sheet of the facilities acquired from WasteMasters, Inc. as of December 31, 1998 and the respective unaudited combined and condensed statement of operations for the year ended December 31, 1998.


                                     BALANCE SHEET
ASSETS
  Cash                                             $  82,247
  Accounts receivable                                655,321
  Property and equipment, net                      1,511,688
  Other assets                                       671,122
                                                   ---------
                                                  $2,920,378
                                                  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

  Accounts payable and accrued expenses           $3,199,793
  Loans payable                                    1,133,352
  Stockholders' equity                            (1,412,767)
                                                   ----------
                                                  $2,920,378



                                STATEMENT OF OPERATIONS

  NET REVENUE                                             $ 2,985,608

  COST OF GOODS SOLD                                          214,249
                                                            ---------
  GROSS PROFIT                                              2,771,359

  OPERATING EXPENSES                                        3,791,409
                                                            ---------

  LOSS FROM OPERATIONS                                     (1,020,050)

  OTHER CHANGES, NET                                         (607,499)
                                                           ----------
  NET LOSS                                                $(1,627,549)
                                                           ==========









                                   Exhibit C

                           Global Eco-Logical Services, Inc.

Unaudited Balance Sheet as of September 30, 1999

Income Statement for the three and nine months ended September 30, 1999

Statement of Cash Flows for the three and nine months ended
    September 30, 1999

Statement of Changes in Stockholder's Equity for the three and nine months ended September 30, 1999

              Global Eco-Logical Services, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEET
September 30, 1999
(Unaudited)

ASSETS
Current assets:
       Cash                                                    $37,747
       Accounts receivable, net of allowance
       For doubtful accounts                                 1,322,069
       Other current assets                                    536,077
                                                              --------
           Total current assets                              1,895,892

Property, plant and equipment, at cost:
        Machinery and equipment                              2,480,924
        Buildings and improvements                              44,750
                                                             ---------
         Less accumulated depreciation                        (190,394)
                                                              ---------
                                                             2,335,280

Landfill facilities, net of amortization                     3,479,185
                                                             ----------
        Total property, plant and equipment                  5,814,464

Other assets:
        Deposits and other assets                            1,680,778
        Intangible assets relating to acquired
         businesses, net                                     5,013,339
                                                             ---------
        Total other assets                                   6,694,118

                               Total assets                $14,404,474
                                                           ===========
LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:
   Accounts payable, accrued interest, and
     other liabilities                                     $1,643,961
        Current maturities of long-term debt                  706,352
        Liabilities to related parties, net                    65,441
                                                            ---------
                    Total current liabilities               2,415,754

Long-term and deferred items:
        Long-term debt, less current maturities             2,262,179
        Long term debt due to related parties                 264,689
        Accrued environmental and landfill costs               13,997
                                                             --------
        Total long-term and deferred items                  2,540,865

                  Total liabilities                         4,956,618

The accompanying notes are an integral part of these financial statements.

STOCKHOLDER'S EQUITY:

Common stock, $.001 par value; 50,000,000 shares
 authorized; 13,701,726 shares issued and outstanding            13,702
Additional paid-in capital                                    9,863,695
Accumulated deficit                                            (429,241)
                                                            -----------
           Total stockholders' equity                         9,447,856

           Total liabilities and stockholders' equity       $14,404,474
                                                            ===========



The accompanying notes are an integral part of these financial statements.

               Global Eco-Logical Services, Inc. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (Unaudited)
                               Three months ended           Nine months
ended
                                   September 30               September
30
                                1999           1998          1999
1998
                                ------------------------   --------------
---------
Revenues                            $961,341          $0      $2,489,820
$0
Expenses
  Cost of sales                      983,825           0       2,286,257
0
  Selling, general
     and administrative              522,818           0       1,184,491
1,200
  Depreciation and amortization      214,327           0         350,330
0
  Loss from operations              (759,629)          0      (1,331,258)
(1,200)
Other income (expense)
   Interest expense, net             (47,431)          0        (104,705)
0
    Other income, net                      0           0               0
0
    Gain/(loss) from
    sale of asset                  1,314,965           0       1,315,590
0

   Total other income(expense)     1,267,534           0       1,210,885
0

Gain from continuing operations      507,905           0        (120,373)
0
Loss from discontinued
      operations, net               (195,849)          0        (306,818)
0
Net gain (loss)                     $312,056          $0       $(427,191)
$(1,200)

Gain (loss) per share from
     continuing operations           $ .0382       $ .00         $(.0119)
$.0012
Loss per share from
     discontinued operations          (.0147)        .00          (.0303)
 .00

Net loss per share                   $ .0235       $ .00        $ (.0422)
$ (.0012)
Weighted average number of
common shares outstanding          13,279,572    1,000,000    10,126,699
1,000,000


The accompanying notes are an integral part of these financial statements.

                Global Eco-Logical Services, Inc. and Subsidiaries

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                        Nine Months Ended September 30, 1999
                                  (Unaudited)

Common and Preferred Stock

                             Common       Common     Additional
Total
                            Shares       Stock      Paid-in
Accumulated   Stckhldr
                          Outstanding    At par     Capital      Deficit
Equity
                          ------------  --------  -----------   ---------
--  ------------
Balance as of
  December 31, 1998          1,000,000    $1,000       $1,500
$(3,700)     $(1,200)

Net loss for period                  0         0            0
(427,191)    (427,191)

Shares issued in
   Private placements        3,448,668     3,449    1,979,977
0    1,983,426

Shares issued for
   services                  7,115,000     7,115      414,429
0      421,544

Shares issued in
  connection with
  acquisitions                 469,058       469    2,082,780
0    2,083,249

Shares issued in
  cancellation
 of liabilities              1,669,000     1,669    5,549,709
0    5,551,378

Balance as of
  September 30, 1999       $13,701,726    13,702  $10,028,395
$(430,891)  $9,611,206

The accompanying notes are an integral part of these financial statements.


                       Global Eco-Logical Services, Inc. and Subsidiaries
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Nine Months Ended September 30, 1999
                                     (Unaudited)
                                                             1999
1998
                                                         -------------
-----------
 INCREASE (DECREASE) IN CASH
Cash flows:
     Net loss                                                $(427,191)
$(1,200)
Adjustments to reconcile net earnings (loss) to
  net cash provided by (used in) operating activities:
     Depreciation and amortization                             497,508
0
          Accrual for landfill closure costs                     7,099
0
Changes in assets and liabilities:
   Accounts receivable & prepaid expenses                   (2,099,343)
0
   Accounts payable, accrued interest/other liabilities      1,129,480
1,200
     Due to related parties                                    330,130
0
                                                             ----------
------
   Net cash provided by (used in) operating activities        (562,317)
0

Cash flow from investing activities:
     Purchase of property, plant and equipment                (311,175)
0
     Business acquisitions                                 (13,296,949)
0
     Sale of plant property and equipment                    1,467,590
0
                                                            ----------
----
      Net cash (used in) investing activities              (12,140,534)
0

Cash flows from financing activities:
     Repayments of loans                                    (8,788,713)
0
     Proceeds from issuance of stock                        10,039,597
0
     Proceeds from loans                                    11,489,715
0
                                                            ----------
----
      Net cash provided by financing activities            $12,740,599
0
                                                            ==========
====

The accompanying notes are an integral part of these statements.


                       Global Eco-Logical Services, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Nine Months Ended September 30, 1999
                                     (Unaudited)
                                                             1999
1998
                                                         -------------
-----------
Net increase (decrease) in cash                                 37,747
0
                                                           -----------
----

Cash and cash equivalents at beginning of period                     0
0

Cash and cash equivalents at end of period                $     37,747
$  0
                                                           ===========
=====



The accompanying notes are an integral part of these statements.


                 Global Eco-Logical Services, Inc. and Subsidiaries

                   CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

                         Nine Months Ended September 30, 1999
                                   (Unaudited)

                                                       1999
1998
                                                   -----------     ------
--
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during period for interest                 $ 201,893
0

SUPPLEMENTARY DISCLOSURE OF NON-CASH TRANSACTIONS

Common stock issued in business acquisitions                0
0


During the nine months ended September 30, 1999, the Company completed acquisitions of companies and/or assets in exchange for cash and convertible term notes into Company common stock.



















The accompanying notes are an integral part of these statements.













Global Eco-Logical Services, Inc. and Subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999 (Unaudited)

NOTE A

1.  Basis of Presentation

The accompanying unaudited financial statements have been prepared by Global Eco-Logical Services, Inc. (the "Company" or "Global") pursuant to the rules and regulations of the U. S. Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. Such adjustments consist of normal recurring adjustments.

The results of operations for the periods ended September 30, 1999 are not indicative of the results that may be expected for the full year. (See Results of Operations on pages 15 through 17).

2.  Consolidated Statements

The consolidated financial statements include the accounts of Global Eco-logical Services, Inc. and its wholly owned subsidiaries: Wood Management, Inc.; Mini-Max Enterprises, Inc.; Southeastern Research & Recovery, Inc.; Tri-State Waste Disposal Company, Inc.; Lisbon Landfill, Inc.; Atlantic Coast Demolition and Recycling Inc. and All Waste Disposal Service, Inc. Significant intercompany transactions have been eliminated in consolidation. Wood Management, Inc. and Mini-Max Enterprises, Inc. were sold at the end of the quarter.

3.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - BUSINESS

1.  The Company

Global Eco-Logical Services, Inc. is a solid waste services company that provides collection, transfer, disposal and recycling services. The Company was incorporated in Florida in December 1992 as J. Marcus
Enterprises, Inc. On December 28, 1998 the Board of Directors changed the Company's name to Global Eco-Logical Services, Inc.

NOTE B - BUSINESS - Continued

In 1999, the Company initiated an aggressive acquisition program in order to take advantage of the consolidation of the solid waste industry.

2.  Industry Overview

The Company believes that the United States solid waste services industry generated estimated annual revenues of approximately $37 billion in calendar 1998, of which approximately $26 billion was generated by publicly-traded or privately-owned waste companies with the remaining revenues generated by municipal, county and district operators.

Currently, the solid waste services industry is experiencing significant consolidation and integration. The Company believes that this consolidation and integration has been driven primarily by four factors:
(i) stringent environmental regulations resulting in increased capital requirements; (ii) the inability of many smaller operators to achieve the economies of scale necessary to compete effectively with large integrated solid waste service providers; (iii) the competitive advantages of integrated companies generated by providing integrated collection, transfer and disposal capabilities; and (iv) privatization of solid waste services by municipalities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains highly fragmented both within its target markets and nationally.

Stringent environmental regulations, such as the Subtitle D Regulations, have resulted in rising costs for owners of landfills. Subtitle D specifies design, siting, operating, monitoring, closure and financial security requirements for landfill operations. The permits required for landfill development, expansion or construction have also become increasingly difficult to obtain. In addition, Subtitle D requires more stringent engineering of solid waste landfills including the installation of liners and leachate and gas collection and monitoring. These ongoing costs are coupled with increased financial reserve requirements for closure and post-closure monitoring. Certain of the smaller industry participants have found these costs and regulations burdensome and have decided either to close their operations or to sell them to larger operators. As a result, the number of operating landfills has decreased while the size of landfills has increased.

Economies of scale, driven by the high fixed costs of landfill assets and the associated profitability of each incremental ton of waste, have led to the development of higher volume, regional landfills. Larger integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations that may generate a significant waste stream for these high-volume landfills.

Integrated companies gain further competitive advantage over non-integrated operators by being able to control the waste stream. The

NOTE B - BUSINESS - Continued

ability of these companies to internalize the collected solid waste (i.e., collecting the waste at the source, transferring it through their own transfer stations and disposing of it at their own disposal facility), coupled with access to significant capital resources to make acquisitions, has created an environment in which large integrated companies can operate more cost effectively and competitively than non-integrated operators.

The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization is often an attractive alternative for municipalities due, among other reasons, to the ability of integrated operators to leverage their economies of scale to provide the community with a broader range of services while enabling the municipality to reduce its own capital asset requirements. The Company believes that the financial condition of municipal landfills in the United States was adversely affected by the 1994 United States Supreme Court decision which declared "flow control" laws unconstitutional. These laws had required waste generated in counties or districts to be disposed of at the respective county or district-owned landfills or incinerators. The reduction in the captive waste stream to these facilities, resulting from the invalidation of such laws, forced the counties that owned them to increase their per ton tipping fees to meet municipal bond payments. The Company believes that these market dynamics are factors causing municipalities to consider the privatization of public facilities.

3.  Strategy

The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable solid waste services companies. The Company is currently operating in certain regions of Pennsylvania, South Carolina, and Ohio, and believes that these markets and other markets with similar characteristics present significant opportunities for achieving its objectives. The Company focuses its efforts on markets which are characterized by: (i) a geographically dispersed population; (ii) disposal capacity which the Company anticipates may be available for acquisition by the Company and
(iii) significant environmental regulation which has resulted in a decrease in the total number of operating landfills. The Company believes that these characteristics result in significant market opportunities for the first well-managed market entrant, and create economic and regulatory barriers to entry by additional competitors in these markets.

The Company's strategy for achieving its objective is: (i) to acquire solid waste collection businesses and disposal capacity in new markets, and to make "tuck-in" acquisitions in existing markets; (ii) to generate internal growth through increased sales penetration and the marketing of additional services to existing customers; and (iii) to implement operating enhancements and efficiencies. The Company intends to implement this strategy as follows:




NOTE B - BUSINESS - Continued

Expansion through Acquisitions. The Company intends to continue to expand by acquiring solid waste collection companies and disposal capacity in new markets, and increasing its revenues and operational efficiencies in its existing markets through "tuck-in" and other acquisitions of solid waste collection operations. In considering new markets, the Company evaluates the opportunities to acquire or otherwise control sufficient collection operations and disposal facilities that would enable it to generate a captive waste stream and achieve the disposal economies of scale necessary to meet its market share and financial objectives. The Company has established criteria that enable it to evaluate the prospective acquisition opportunity and the target market. In the near future, the Company intends to enter new markets that are adjacent to its existing markets; however, the Company may consider new markets in non-contiguous geographic areas that meet its criteria. The Company is also targeting additional "tuck-in" acquisitions within its current markets to allow the Company to further improve its market penetration and density and to further increase the internalization rate of its waste streams.

Internal Growth. In order to generate continued internal growth, the Company intends to focus on increasing sales penetration in its current and adjacent markets, soliciting new commercial, industrial, and residential customers, marketing additional services to existing customers and, where appropriate, raising prices. As customers are added in existing markets, the Company's revenue per routed truck is improved, which generally increases the Company's collection efficiencies and profitability. The Company uses transfer stations, which serve to link disparate collection operations with Company-operated landfills, as an important part of its internal growth strategy.


NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-QSB includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Forward Looking Statements"). All statements other than statements of historical fact included in this report are Forward Looking Statements. In the normal course of its business, the Company, in an effort to help keep its shareholders and the public informed about the Company's operations, may from time to time issue certain statements, either in writing or orally, that contain or may contain Forward Looking Statements. Although the Company believes that the expectations reflected in such Forward Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies (past and possible future), acquisitions and projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenues, earnings, level of capital expenditures or other aspects of operating results. Forward-looking statements by the Company and its management are based on estimates, projections, beliefs and

NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS
- continued

assumptions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise. All phases of the Company's operations are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and any one of which, or a combination of which, could materially affect the results of the Company's proposed operations and whether Forward Looking Statements made by the Company ultimately prove to be accurate. Such important risk factors ("Important Risk Factors") and other factors could cause actual results to differ materially from the Company's expectations. All prior and subsequent written and oral Forward Looking Statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Important Risk Factors described below that could cause actual results to differ materially from the Company's expectations as set forth in any Forward Looking Statement made by or on behalf of the Company.

(1)  Ability to Manage Growth

The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable solid waste services companies. Consequently, the Company may experience periods of rapid growth. Such growth, if it were to occur, could place a significant strain on the Company's management and on its operational, financial and other resources. Any failure to expand its operational and financial systems and controls or to recruit appropriate personnel in an efficient manner at a pace consistent with such growth would have a material adverse effect on the Company's business, financial condition and results of operations.

(2)  Ability to Identify, Acquire and Integrate Acquisition Targets

The Company's strategy envisions that a substantial part of the Company's future growth will come from acquiring and integrating independent solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates and, once identified, to negotiate successfully their acquisition at a price or on terms and conditions favorable to the Company, or to integrate the operations of such acquired businesses with the Company. In addition, the Company competes for acquisition candidates with other entities, many of which have greater financial resources than the Company. Failure by the Company to implement successfully its acquisition strategy would limit the Company's growth potential.

The consolidation and integration activity in the solid waste industry in recent years, as well as the difficulties, uncertainties and expenses relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS
- continued

less advantageous acquisition terms, including increased purchase prices. The Company also believes that a significant factor in its ability to consummate acquisitions will be the relative attractiveness of shares of the Company's Common Stock as consideration for potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of the Company's Common Stock compared to the equity securities of the Company's competitors. If the market price of the Company's Common Stock were to decline, the Company's acquisition program could be materially adversely affected.

(3)  Uncertain Ability to Finance the Company's Growth

The Company anticipates that any future business acquisitions will be financed through cash from operations, borrowings, the issuance of shares of the Company's Common Stock and/or seller financing. If acquisition candidates are unwilling to accept, or the Company is unwilling to issue, shares of the Company's Common Stock as part of the consideration for such acquisitions, the Company would be required to utilize more of its available cash resources or potential borrowings in order to effect such acquisitions. To the extent that cash from operations or borrowings is insufficient to fund such requirements, the Company will require additional equity and/or debt financing in order to provide the cash to effect such acquisitions.

Additionally, growth through the development or acquisition of new landfills, transfer stations or other facilities, as well as the ongoing maintenance of such landfills, transfer stations or other facilities, will require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the foregoing capital requirements.

In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's capital stock and cash flow from the operations of other companies which have been acquired or may be acquired as part of the company's expansion plans. Historically, revenues from the existing operations have not been adequate to fund the operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements or alternative financing arrangements, it may be necessary to postpone any additional acquisitions and continue to consolidate the operations of the acquisitions already completed and use cash flow for internal growth. Because of potential political, legal, bureaucratic, and other factors, there can be no assurance that the Company will be able to accomplish any of its goals within a reasonable period of time.

NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS
- continued

(4)  Geographic Concentration Risks

The Company's operations and customers are primarily located in, South Carolina, New Jersey, Pennsylvania, and Ohio. Therefore, the Company's business, financial condition and results of operations are susceptible to downturns in the general economy in these states and other factors such as state regulations and potential severe weather conditions. In addition, as the Company expands in its existing markets, opportunities for growth within these regions will become more limited. The costs and time involved in permitting and the scarcity of available landfills may make it difficult for the Company to expand vertically in these markets. There can be no assurance that the Company will be able to complete a sufficient number of acquisitions in other markets to lessen its geographic concentration.

(5)  Fluctuations in Quarterly Results; Potential Stock Price Volatility

The market price of the Company's Common Stock has been volatile and may continue to be volatile in the future. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in revenue and earnings estimates by securities analysts, announcements by the Company or its competitors, developments in the Company's acquisition program, government regulatory action, challenges associated with integration of businesses and other events or factors. Also, the market price of the Common Stock may be affected by factors affecting the waste management industry in which the Company competes. Due in part to the high level of public awareness of the business in which the Company is engaged, regulatory enforcement proceedings or other potentially unfavorable developments involving the Company's operations or facilities, including those in the ordinary course of business, may be expected to engender publicity which could, from time to time, have an adverse impact upon the market price for the Company's Common Stock. In addition, the stock market has from time to time experienced significant price and volume fluctuations.

The Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. Due to a variety of factors including general economic conditions, governmental regulatory action, acquisitions, capital expenditures and other costs related to the expansion of operations and services and pricing changes (including the market prices of commodities such as recycled materials), it is possible that in some future quarter the Company's operating results will be below the expectations of securities analysts and investors. In such event, the Company's Common Stock price could be materially adversely affected.

(6)  Highly Competitive Industry

The solid waste services industry is highly competitive and fragmented, and requires substantial labor and capital resources. Certain of the



NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS
- continued

markets in which the Company competes or will likely compete are served by one or more of the large national solid waste companies, as well as numerous regional and local solid waste companies of varying sizes and resources. The Company also competes with operators of alternative disposal facilities, including incinerators, and with counties, municipalities, and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities, and solid waste districts may have financial advantages due to the availability to them of user fees, similar charges or tax revenues and the greater availability to them of tax-exempt financing. Intense competition exists not only to provide services to customers but also to acquire other businesses within each market. Many of the Company's competitors have significantly greater financial and other resources than the Company. From time to time, these or other competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may either require the Company to reduce the pricing of its services or result in the Company's loss of business. Municipal contacts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain such contracts. The Company's inability to compete with larger and better capitalized companies, or to replace municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's business, financial condition and results of operations.

Intense competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The Company competes for acquisition candidates with numerous solid waste management companies, many of which are significantly larger and have greater access to capital and greater financial, marketing or technical resources than the Company.


(7)  Economic Conditions

The Company's businesses may be affected by general economic conditions. There can be no assurance that an economic downturn would not result in a reduction in the volume of waste that might be disposed of at the Company's facilities and/or the price that the Company would charge for its services.

(8)  Weather Conditions

Protracted periods of inclement weather may adversely affect the Company's existing and potential operations by interfering with collection and landfill operations, delaying the development of landfill capacity and/or reducing the volume of waste generated by the Company's existing and potential customers. In addition, particularly harsh weather conditions may result in the temporary suspension of certain of the Company's existing and potential operations. The Forward Looking
NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS
- continued

Statements do not assume that such weather conditions will occur.

(9)  Influence of Government Regulation

The Company's existing and potential operations are and would be subject to and substantially affected by extensive federal, state and local laws, regulations, orders and permits, which govern environmental protection, health and safety, zoning and other matters. These regulations may impose restrictions on operations that could adversely affect the Company's results, such as limitations on the expansion of disposal facilities, limitations on or the banning of disposal of out-of-state waste or certain categories of waste or mandates regarding the disposal of solid waste. Because of heightened public concern, companies in the waste management business may become subject to judicial and administrative proceedings involving federal, state or local agencies. These governmental agencies may seek to impose fines or to revoke or deny renewal of operating permits or licenses for violations of environmental laws or regulations or to require remediation of environmental problems at sites or nearby properties, or resulting from transportation or predecessors' transportation and collection operations, all of which could have a material adverse effect on the Company. Liability may also arise from actions brought by individuals or community groups in connection with the permitting or licensing of operations, any alleged violations of such permits and licenses or other matters. The Forward Looking Statements assume that there will be no materially negative impact on its operations due to governmental regulation.


(10)  Potential Environmental Liability

The Company may incur liabilities for the deterioration of the environment as a result of its existing and potential operations. Any substantial liability for environmental damage could materially adversely affect the operating results and financial condition of the Company. Due to the limited nature of insurance coverage of environmental liability, if the
Company were to incur liability for environmental damage, its business and financial condition could be materially adversely affected.

(11)  Year 2000 (Y2K) Compliance

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such Y2K requirements. The Company is currently in the process of evaluating its information technology infrastructure for Year 2000

NOTE C - DISCLOSURE REGARDING RISK FACTORS AND FORWARD LOOKING STATEMENTS
- continued

compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Y2K compliant will be material to its financial condition or results of operations.

(12)   Possibility of  Future Losses

The Company has incurred net losses in the past and may continue to lose money as a result of the adverse effects of one or more of the risk factors discussed in this Note C.


NOTE D - NEW ACCOUNTING PRONOUNCEMENT

In the first quarter of 1999, the Company adopted the provisions of Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). In accordance with SFAS 128, the Company computes basic earnings per share based on the weighted-average number of common shares outstanding during each period presented. Diluted earnings per share is computed based on the weighted average number of common shares plus the dilutive effect of all potential dilutive securities, principally stock options and warrants, outstanding during each period presented. In all periods presented, all potential common shares were anti-dilutive. Accordingly, the adoption of SFAS 128 had no effect on loss per share amounts.















                                 Exhibit D


                         AUTOMATED WASTE SOLUTIONS, INC.

                               FINANCIAL STATEMENTS

                      YEARS ENDED DECEMBER 31, 1998 AND 1997














                       AUTOMATED WASTE SOLUTIONS, INC.
                         DECEMBER 31, 1998 AND 1997





                                  CONTENTS





Page

Independent auditors' report                                            1

Financial statements:

  Balance sheets                                                        2

  Statements of operations                                              3

  Statements of retained earnings (accumulated deficit)                 4

  Statements of cash flows                                              5

  Notes to financial statements
6-8

Supplemental information to financial statements

  Schedules of operating expenses                                       9









To the Shareholders
Automated Waste Solutions, Inc.
Philadelphia, Pennsylvania


We have audited the balance sheets of Automated Waste Solutions, Inc. as of December 31, 1998 and 1997, and the related statements of operations, retained earnings (accumulated deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Automated Waste Solutions, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Rick Etskovitz
-------------------------------
Shectman, Marks, Devor and Etskovitz, P.C.
September 9, 1999





                      AUTOMATED WASTE SOLUTIONS, INC.
                                BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
1998          1997
                                                -----------   -----------

Current assets:
 Cash                                             $ 102,077       $ 7,697
 Accounts receivable, trade, net of allowance
   for uncollectible amounts of $34,000
   in 1998 and $42,000 in 1997                      384,285       361,332
      Advance to shareholder                         28,350        28,350
      Prepaid expenses                                    0         1,000
                                                   --------      --------

              Total current assets                  514,712       398,379
                                                   --------      --------
-

    Property and equipment:
      Furniture and equipment                        14,920        13,738
      Waste containers                              120,599        67,756
                                                   --------      --------
                                                    135,519        81,494
      Less accumulated depreciation                  30,430        19,216
                                                   --------      --------
                                                    105,089        62,278
                                                   --------      --------
    Other assets:
      Organizational costs, net of
        accumulated amortization of $832
        in 1998 and $615 in 1997                        255           472
      Security deposits                                 100           100
                                                   ---------     --------

                                                        355           572
                                                   ---------     --------

                                                   $620,156      $461,229
                                                   =========    =========

See notes to financial statements.-2-


                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
  Note payable-current                       $ 23,505          $ 17,545
      Accounts payable, trade                 529,285           406,277
      Accrued payroll                           2,954             9,180
      Sales tax payable                        19,667            13,767
                                             --------          --------

      Total current liabilities               575,411           446,769
                                             --------          --------
    Long-term liabilities:
      Note payable                             25,833                 0

      Advance from related party               40,350            43,901
                                             --------          --------

                                               66,183            43,901
                                              -------         ---------
 Shareholders' equity (deficiency):
    Common stock ($1 par value, 2000
     shares authorized; 200 shares
     issued and outstanding)                      200              200
 Retained earnings (accumulated deficit)      (21,638)         (29,641)
                                              --------         --------

                                              (21,438)         (29,441)
                                              --------         --------

                                              $620,156         $461,229
                                              ========         ========






                         See notes to financial statements
                                     -3-


                        AUTOMATED WASTE SOLUTIONS, INC.

                           STATEMENTS OF OPERATIONS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                % of Net                %
of Net
                                  1998           Sales         1997
Sales
                               -----------     ---------   -----------  -
---------
Net sales                      $ 1,897,702         100.0    $1,834,444
100.0

Subcontracted services           1,371,359          72.3     1,368,022
74.6
                                 ---------        ------     ---------
-----

Gross profit                       526,343          27.7       466,422
25.4

Operating expenses                 385,775          20.3       539,384
29.4
                                 ---------        ------     ---------
-----

Income (loss) from operations      140,568           7.4       (72,962)
(4.0)

Other expense:
 Interest expense                   12,206           0.6         3,632
0.2
                                  --------         -----      --------
-----

Net income (loss)                 $128,362           6.8      $(76,594)
(4.2)
                                  ========         =====      ========
=====



                      See notes to financial statements.


                        AUTOMATED WASTE SOLUTIONS, INC.

                        STATEMENTS OF RETAINED EARNINGS
                             (ACCUMULATED DEFICIT)
                    YEARS ENDED DECEMBER 31, 1998 AND 1997


                                              % of Net
% of Net
                                    1998        Sales        1997
Sales
                                 -----------   --------    ---------
-------
Retained earnings (accumulated
    deficit), beginning           $(29,641)       (1.6)      $87,894
4.8

 Net income (loss)                 128,362         6.8       (76,594)
(4.2)

 Distributions to shareholders    (120,359)       (6.3)      (40,941)
(2.2)
                                   --------      ------     ---------
-----

   Accumulated deficit, ending    $(21,638)       (1.1)     $(29,641)
(1.6)
                                  =========       =====      ========
=====












                      See notes to financial statements.
                                     -5-

                         AUTOMATED WASTE SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                       1998
1999
                                                    ------------  -------
---
Cash flows from operating activities:
  Net income (loss)                                     $128,362
$(76,594)
  Adjustments to reconcile net income (loss) to net
   cash provided by operations:
     Depreciation and amortization                        11,431
8,917
     (Increase) decrease in operating assets:
      Accounts receivable, trade                         (22,953)
362,111
      Prepaid expenses                                     1,000
(1,000)
     Increase (decrease) in operating liabilities:
      Accounts payable, trade                            123,008
(320,390)
      Accrued payroll                                     (6,226)
9,180
      Sales tax payable                                    5,900
4,367
                                                          ------     ----
--
Net cash provided by operating activities           240,522      8,391
                                                         -------      ---
--

Cash flows provided by (used in) investing activities:
  Acquisition of property and equipment             (54,025)    (6,703)
                                                         --------    ----
---
     Net cash used in investing activities               (54,025)
(6,703)
                                                         ========
=======

Cash flows provided by (used in) financing activities:
  Shareholder distributions                              (120,359)
(40,941)
  Repayment of long-term debt                             (17,545)
(24,243)
  Advance to shareholder                                           0
(28,350)
  Advance from related party                               (3,551)
43,901
  Proceeds from long-term debt                             49,338
0
                                                          -------     ---
---
     Net cash used in financing activities                (92,117)
(49,633)
                                                          --------   ----
---

                      See notes to financial statements

                         AUTOMATED WASTE SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS
                      YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                       1998
1999
                                                    ------------  -------
---


Net increase (decrease) in cash                          94,380
(47,945)

Cash balance, beginning                                   7,697
55,642
                                                         ------       ---
---

Cash balance, ending                                   $102,077
$7,697
                                                       ========
=======


                      See notes to financial statements.
                                     -7-


                        AUTOMATED WASTE SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


1.  Business activity and summary of significant accounting policies:

Business activity:

Automated Waste Solutions, Inc. (the "Company") provides waste disposal services to customers throughout Pennsylvania, Washington, D.C. and New York.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and differences may be material to the financial statements.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of each class of asset as follows:

Furniture and fixture           5-10 years
Waste containers                  10 years

All major acquisitions and improvements are capitalized, whereas maintenance and repairs are charged to expense as incurred.

Income taxes:

The Company, with the consent of its shareholders, has elected to be an S Corporation under the Internal Revenue Code and similar state laws. In lieu of the corporation paying income taxes, the shareholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision has been provided for Federal or state income taxes.




                      AUTOMATED WASTE SOLUTIONS, INC.

                 NOTES TO FINANCIAL STATEMENTS (continued)
                       DECEMBER 31, 1998 AND 1997


2.  Long - term debt:
                                                            1998     1997
                                                          --------  -----
--Note payable, bank; payable in monthly
installments of $2,323 including principal
and interest at 11.75% per annum through
August 1998; collateralized by certain waste
Containers                                                     $0
$17,545

Note payable, bank: payable in monthly
installments of $2,323 including principal
and interest at 11.50% per annum through
November 2000.                                             49,338
0

         Less: current portion                             23,505
17,545
                                                         -------     ----
--
                                                          $25,833
0
                                                         =======
====


Maturities of long-term debt are as follows:

                    December 31
                    -----------
                        1999                           $ 23,505
                        2000                             25,833
                                                         ------
                                                      $  49,338
                                                      =========


3.  Advance from related party:

Advance from related party consists of an advance from a company related by common ownership that was used for the purchase of equipment. The lenders and the Company have not set any specific repayment terms on the principle. There is no interest being charged on the advance.

4.  Related party transactions:

Effective in 1998 the company has use of various vehicles that are leased to a corporation whose shareholders are also shareholders of Automated Waste Solutions, Inc. The auto expense paid to the related company for the year ended December 31, 1998 was $5,452. The Company has no obligation to continue paying for the vehicles.

5.  Advance to shareholders:

On occasion, the shareholders of the Company borrow funds from the Company in the form of an advance. The advance does not bear interest and is due on demand.
                                       -8-

6.  Concentration of risk:

Bank accounts are guaranteed by the Federal Deposit Insurance corporation
(FDIC) up to $100,000. At December 31, 1998, the Company had a bank balance of $137,424 in one federally insured institution. The uninsured amount was $37,424.


7.  Year 2000 compliance:

The Company has assessed the impact of and addressed any issues relating to its computer software systems and the year 2000 computer issue. The Company however, is unable to assess any potential negative impact on its operations from computer systems used by its vendors and customers.

8.  Supplemental disclosures of cash flow information:

         Cash paid for
                                                1998                1997
                                               ------          -------

           Interest                         $  12,206             $
3,632
                                            ---------          --------
9.  Subsequent event:

During July 1999, the Company's stockholders agreed to sell the issued and outstanding shares of the capital stock of the company to a local waste disposal corporation for an amount in excess of net book value.



                                     -9-



                         SUPPLEMENTAL INFORMATION


                        AUTOMATED WASTE SOLUTIONS, INC.
                 SUPPLEMENTAL SCHEDULES OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                 % of Net
% of Net
                                      1998        Sales         1997
Sales
                                  ------------  ---------   -----------
---------
Operating Expenses:
 Payroll and related expenses        $ 226,789       12.0     $ 376,962
20.5
 Employee benefits                      14,084        0.7         9,023
0.5
 Advertising expense                       387        0.0         2,496
0.1
 Amortization and depreciation          11,431        0.6         8,917
0.5
 Auto expense                            5,452        0.3         3,944
0.2
 Bad debt expense                       34,335        1.8        54,643
3.0
 Business gifts expense                  2,086        0.1           245
0.0
 Charitable contributions                  500        0.0           400
0.0
 Communication expense                     694        0.0         3,700
0.2
 Dues and subscriptions                     35        0.0         1,335
0.1
 Insurance                               1,255        0.1         1,459
0.1
 Office expense                          6,863        0.4        14,965
0.8
 Postage and delivery                    2,975        0.2         2,310
0.1
 Professional fees                       8,588        0.5         3,948
0.2
 Rent expense                            3,375        0.2         5,850
0.3
 Repairs and maintenance                 1,218        0.1         1,973
0.1
 Sales expense                          23,148        1.2        11,711
0.6
 Taxes - other than income               3,390        0.2         7,403
0.4
 Telephone expense                      22,750        1.2        18,475
1.0
 Transportation fines                    7,521        0.4             0
0.0
 Travel & entertainment                  8,899        0.5         9,625
0.5
                                     ---------      -----     ---------
----

                                     $ 385,775       20.3       539,384
29.4
                                     =========      =====     =========
=====



















                                     EXHIBIT E


                          AUTOMATED WASTE SOLUTIONS, INC.

                             FINANCIAL STATEMENTS
                           PERIOD FROM JANUARY 1, 1999
    TO JULY 31, 1999 (DATE OF SALE)


  AUTOMATED WASTE SOLUTIONS, INC.

PERIOD FROM JANUARY 1, 1999
TO JULY 31, 1999 (DATE OF SALE)

                                 CONTENTS
                                                                    Page

Independent auditors' report                                         1

Financial statements:

  Balance sheet                                                      2

  Statement of operations                                            3

  Statement of accumulated deficit                                   4

Statement of cash flows                                              5

  Notes to financial statements                                      6-8

Supplemental information to financial statements:

  Schedule of operating expenses                                     9





To the Shareholders
Automated Waste Solutions, Inc.
Philadelphia, Pennsylvania


We have audited the balance sheet of Automated Waste Solutions, Inc. as of July 31, 1999, and the related statement of operations, accumulated deficit and cash flows for the period from January 1, 1999 to July 31, 1999 (date of sale). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Automated Waste Solutions, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Rick Etskovitz
-------------------------------
Shectman, Marks, Devor and Etskovitz, PC
September 9, 1999




                        AUTOMATED WASTE SOLUTIONS, INC.
                                 BALANCE SHEET
                                 JULY 31, 1999


                                                           Amount
                                                        ------------
ASSETS
Current assets:
      Accounts receivable, trade, net of allowance
        for uncollectible amounts of $34,000              $ 206,165
      Advance to shareholder                                 32,350
                                                          ---------

              Total current assets                          238,515
                                                          ---------

    Property and equipment:
      Furniture and equipment                                14,920
      Waste containers                                      132,687
                                                          ---------
                                                            147,607
      Less accumulated depreciation                          45,331
                                                          ---------

                                                            102,276
                                                          ---------
    Other assets:
      Organizational costs, net of
        accumulated amortization of $1,049                       38
      Security deposits                                         100
                                                          ---------

                                                                138
                                                          ---------

                                                          $ 340,929
                                                          =========



See notes to financial statements.


               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                           Amount
                                                        ------------
 Current liabilities:
      Cash overdraft                                       $ 132,234
      Note payable-current                                    38,593
      Accounts payable, trade                                207,623
      Accrued payroll                                          3,350
      Sales tax payable                                       22,671
                                                           ---------

              Total current liabilities                      404,471
                                                           ---------

    Long-term liabilities:

      Advance from related party                              40,350
                                                           ---------
    Shareholders' equity (deficiency):
      Common stock ($1 par value, 2000
        shares authorized; 200 shares
        issued and outstanding)                                  200
      Accumulated deficit                                  (104,092)
                                                           ---------

                                                           (103,892)
                                                           ---------

                                                           $ 340,929
                                                           =========

                      See notes to financial statements.







                       AUTOMATED WASTE SOLUTIONS, INC.
                            STATEMENT OF OPERATIONS
                          PERIOD FROM JANUARY 1, 1999
                        TO JULY 31, 1999 (DATE OF SALE)

                                             Amount           %
                                          ------------    ----------
    Net sales                                $ 777,932       100.0
    Subcontracted services                     575,579        74.0
                                              --------      ---------
    Gross profit                               202,353        26.0
    Operating expenses                         227,692        29.3
                                              --------     ----------
    Loss from operations                       (25,339)       (3.3)
    Other expense:
     Interest expense                            5,911         0.8
                                               -------        -------
                                                 5,911         0.8
                                               ---------      -------
    Net loss                                 $ (31,250)       (4.0)
                                               ========      ========


                     See notes to financial statements.

                    AUTOMATED WASTE SOLUTIONS, INC.
                    STATEMENT OF ACCUMULATED DEFICIT
                      PERIOD FROM JANUARY 1, 1999
                     TO JULY 31, 1999 (DATE OF SALE)

                                                           Amount
                                                       --------------

    Accumulated deficit, beginning                          $(21,638)
    Net loss                                                 (31,250)
    Distributions to shareholders                            (51,204)
                                                            ---------
    Accumulated deficit, ending                            $(104,092)
                                                            =========

                      See notes to financial statements.


                       AUTOMATED WASTE SOLUTIONS, INC.
                          STATEMENT OF CASH FLOWS
                        PERIOD FROM JANUARY 1, 1999
                       TO JULY 31, 1999 (DATE OF SALE)

Cash flows from operating activities:
Net loss                                                       (31,250)
Adjustments to reconcile net loss to net
   cash provided by (used in) operations:
  Depreciation and amortization                                 15,118
  Decrease in operating assets:
   Accounts receivable, trade                                  178,117
  Increase (decrease) in operating liabilities:
   Accounts payable, trade                                    (321,661)
   Accrued payroll                                                 396
   Sales tax payable                                             3,004
                                                               -------
     Net cash used in operating activities                    (156,276)
                                                              ========
Cash flows used in investing activities:
  Acquisition of property and equipment                        (12,088)
                                                               -------
     Net cash used in investing activities                     (12,088)
                                                               =======
Cash flows provided by (used in) financing activities:
  Shareholder distributions                                    (51,204)
  Repayment of long-term debt                                  (10,743)
  Advances to shareholder                                       (4,000)
  Increase in cash overdraft                                   132,234
                                                               -------
Net cash provided by financing activities                       66,287
                                                               =======

Net decrease in cash                                          (102,077)

Cash balance, beginning                                        102,077
                                                              --------

Cash balance, ending                                           $     0
                                                               =======


                       See notes to financial statements.

                          AUTOMATED WASTE SOLUTIONS, INC.
                           NOTES TO FINANCIAL STATEMENTS
                           PERIOD FROM JANUARY 1, 1999
                         TO JULY 31, 1999 (DATE OF SALE)

1.   Business activity and summary of significant accounting policies:

Business activity:

Automated Waste Solutions, Inc. (the "Company") provides waste disposal services to customers throughout Pennsylvania, Washington, D.C. and New York.

Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and differences may be material to the financial statements.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of each class of assets as follows:

    Furniture and Fixture         5-10 years
    Waste Containers                10 years

All major acquisitions and improvements are capitalized, whereas maintenance and repairs are charged to expense as incurred.

Income taxes:

The Company, with the consent of its shareholders, has elected to be an S Corporation under the Internal Revenue Code and similar state laws. In lieu of the corporation paying income taxes, the shareholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision has been provided for Federal or state income taxes.

2.   Sale of the company:

On July 31, 1999, the Shareholders sold all of the outstanding shares of capital stock of the Company to a local waste development corporation. The financial statements are presented at historical costs.

3.    Note payable-current

Note payable, bank payable in monthly
installments of $2,323, including
principle and interest at 11.50% per
annum through November 2000.                          $ 38,593
                                                   =========


                        AUTOMATED WASTE SOLUTIONS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          PERIOD FROM JANUARY 1, 1999
                        TO JULY 31, 1999 (DATE OF SALE)

The Company failed to obtain prior written consent of the secured party to assign this note to the new shareholders. Accordingly, the Company is in default of its loan agreements and therefore, all debt is considered current.

4.  Advances from related parties:

Advances from related parties consist of an advance from a company related by common ownership that was used for the purchase of equipment. The lenders and the Company have not set any specific repayment terms on the principal. There is no interest being charged on the advances.

5.   Related party transactions:

The Company has use of various vehicles that are leased to a corporation whose shareholders are also shareholders of the Company. The auto expense paid to the related party for the period ended July 31, 1999 was $11,436. The Company has no obligation to continue paying for the vehicles.


6.   Advances to shareholders:

On occasion, the shareholders of the Company borrow funds from the Company in the form of advances. The advances do not bear interest and are due on demand.


7.   Year 2000 compliance:

The Company has assessed the impact of and addressed any issues relating to its computer software systems and the year 2000 computer issue. The Company however, is unable to assess any potential negative impact on its operations from computer systems used by its vendors and customers.

8.    Supplemental disclosures of cash flow information:


                                                          1999
                                                         ------
            Cash paid for:

                 Interest                               $ 5,911

















SUPPLEMENTAL INFORMATION


                      AUTOMATED WASTE SOLUTIONS, INC.
                 SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES
                       PERIOD FROM JANUARY 1, 1999
                      TO JULY 31, 1999 (DATE OF SALE)


                                            Amount           %
                                         ------------    ----------
    Operating Expenses:
      Payroll and related expenses          $ 123,002          15.8
      Employee benefits                         8,304           1.1
      Advertising expense                         166           0.0
      Amortization and depreciation            15,118           1.9
      Auto expense                             15,913           2.0
      Business gifts expense                      821           0.1
      Charitable contributions                    400           0.1
      Communication expense                       616           0.1
      Dues and subscriptions                      650           0.1
      Office expense                            3,428           0.4
      Postage and delivery                      1,884           0.2
      Professional fees                         7,456           1.0
      Repairs and maintenance                   7,469           1.0
      Sales expense                            13,758           1.8
      Taxes - other than income                   953           0.1
      Telephone expense                        19,592           2.5
      Transportation fines                      2,507           0.3
      Travel & entertainment                    5,655           0.7
                                              -------        ------

                                            $ 227,692          29.3
                                             ========        ======




                                   Exhibit F



                        ALL WASTE DISPOSAL SERVICE, INC.

                              FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 1998 AND PERIOD
                 FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997
































                              ALL WASTE DISPOSAL SERVICE, INC.

                           YEAR ENDED DECEMBER 31, 1998 AND PERIOD
                   FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997



                                       CONTENTS



Page

Independent auditors' report
1

Financial statements:
  Balance sheets
2

  Statements of operations
3

  Statements of retained earnings (accumulated deficit)
4

  Statements of cash flows
5

  Notes to financial statements                                        6
-8

Supplemental information:

  Schedules of cost of sales                                            9

  Schedules of operating expenses
10




























                             Independent Auditors' Report
                             ----------------------------



Shareholders and Directors
All Waste Disposal Service, Inc.
Philadelphia, Pennsylvania


We have audited the balance sheets of All Waste Disposal Service, Inc. as of December 31, 1998 and 1997 and the related statements of operations, retained earnings (accumulated deficit) and cash flows for the year ended December 31, 1998 and the period from inception (October 27, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All Waste Disposal Service, Inc. as of December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the year and period then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Rick Etskovitz
----------------------------
Shectman, Marks, Devor and Etskovitz, PC
September 9, 1999


                        ALL WASTE DISPOSAL SERVICE, INC.

                                BALANCE SHEETS
                          DECEMBER 31, 1998 AND 1997

ASSETS
                                                      1998          1997
                                                 -------------  ---------
---
    Current assets:
      Cash                                           $  33,659     $
874
      Accounts receivable, trade                       135,898
61,497
      Accounts receivable-related party                 31,736
0
      Advances to related party                         74,362
0
                                                   -----------   --------
---

              Total current assets                     275,655
62,371
                                                   -----------   --------
---

    Property and equipment:
      Trucks and transportation equipment              255,603
0
      Less accumulated depreciation                     16,486
0
                                                   -----------   --------
---

                                                       239,117
0
                                                   -----------   --------
---
    Other assets:
      Goodwill, net of accumulated
        amoritization of $8,993                        530,607
0
                                                   -----------   --------
---

                                                   $ 1,045,379   $
62,371
                                                   ===========
===========

                           See notes to financial statements.
                                        -2-

                      ALL WASTE DISPOSAL SERVICE, INC.

                                BALANCE SHEETS
                          DECEMBER 31, 1998 AND 1997

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

    Current liabilities:
      Notes payable-current                          $ 121,386      $
0
      Accounts payable, trade                           12,681
71,065
      Accrued payroll and related taxes                  6,574
0
      Income taxes payable                              29,700
0
      Advances from related parties                     37,396
10,000
      Advance from shareholder                         296,921
0
                                                     ---------     ------
---

              Total current liabilities                504,658
81,065
                                                     ---------     ------
---

    Long - term liabilities:
      Notes payable                                    454,781
0
                                                     ---------     ------
---
    Shareholder's equity (deficiency):
      Common stock (no par value, 1,000 shares
        authorized; 100 shares issued and outstanding    1,000
1,000

      Retained earnings (accumulated deficit)           84,940
(19,694)
                                                      --------      -----
---
                                                        85,940
(18,694)
                                                     ---------      -----
---

                                                   $ 1,045,379      $
62,371
                                                   ===========
========

                           See notes to financial statements.
                                        -3-

                      ALL WASTE DISPOSAL SERVICE, INC.
                           STATEMENTS OF OPERATIONS
                 YEAR ENDED DECEMBER 31, 1998 AND PERIOD FROM
               INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997

                                            % of Net                   %
of Net
                                  1998        Sales          1997
Sales
                               -----------  ----------    ----------  ---
--------
Sales
 Net sales                       $ 680,123      100.0       $ 61,497
100.0

 Cost of sales                     330,645       48.6         69,172
112.5
                                  --------     ------       --------
-----
 Gross profit (loss)               349,478       51.4         (7,675)
(12.5)

 Operating expenses                204,226       30.0         12,019
19.5
                                  --------      -----        -------
-----

 Income (loss) from operations     145,252       21.4        (19,694)
(32.0)
                                  --------      -----        --------
-----
 Other expense:
   Interest                         10,918        1.6              0
0.0
                                  --------      -----          -----
-----

                                    10,918        1.6              0
0.0
                                  --------      -----          -----
-----

 Pretax income (loss)              134,334       19.8        (19,694)
(32.0)

 Provision for income taxes         29,700        4.4              0
0.0
                                   -------      -----          -----
-----

 Net income (loss)               $ 104,634       15.4       $(19,694)
(32.0)
                                   =======      =====        ========
=====

                      See notes to financial statements.
                                      -3-

                       ALL WASTE DISPOSAL SERVICE, INC.

                        STATEMENTS OF RETAINED EARNINGS
                             (ACCUMULATED DEFICIT)
                 YEAR ENDED DECEMBER 31, 1998 AND PERIOD FROM
               INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997


                                               1998                  1997
                                           -------------         --------
---
    Accumulated deficit, beginning            $ (19,694)               $
0

    Net income (loss)                           104,634
(19,694)
                                              ---------            ------
---

    Retained earnings
    (accumulated deficit), ending              $ 84,940            $
(19,694)
                                              =========
========





                      See notes to financial statements.

                                      -4-

                         ALL WASTE DISPOSAL SERVICE, INC.

                            STATEMENTS OF CASH FLOWS
                       YEAR ENDED DECEMBER 31, 1998 AND PERIOD
               FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997


                                                    1998
1997
                                                -----------        ------
-----
Cash flows from operating activities:
   Net income (loss)                             $  104,634          $
(19,694)
 Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operations:
     Depreciation and amortization                   25,479
0
     (Increase) in operating assets:
       Accounts receivable, trade                   (74,401)
(61,497)
       Accounts receivable-related party            (31,736)
0
     Increase (decrease) in operating liabilities:
       Accounts payable, trade                      (58,384)
71,065
       Accrued payroll and related taxes              6,574
0
       Income taxes payable                          29,700
0
                                                    -------             -
-----
       Net cash provided by (used in) operating
  activities                                     1,866           (10,126)
                                                     ======
=======
Cash flows used in investing activities:
  Acquisition of property and equipment            (200,000)
0
                                                   --------             -
----
Net cash used in investing activities         (200,000)                0
                                                   =========
=====


                        See notes to financial statements.






                         ALL WASTE DISPOSAL SERVICE, INC.

                            STATEMENTS OF CASH FLOWS
                       YEAR ENDED DECEMBER 31, 1998 AND PERIOD
               FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997


                                                    1998
1997
                                                -----------        ------
-----
Cash flows provided by (used in)
     financing activities:
  Advances to related party                         (74,362)
0
  Advances from related parties                      27,396
10,000
  Advance from shareholder                          296,921
0
  Repayment of long-term debt                       (19,036)
0
  Issuance of common stock                                0
1,000
                                                    -------            --
----

Net cash provided by financing activities           230,919
11,000
                                                    -------            --
----
Net increase in cash                                 32,785
874
                                                    -------           ---
----
Cash balance, beginning                                 874
0
                                                    -------           ---
----

Cash balance, ending                               $ 33,659            $
874
                                                   ========
======

                        See notes to financial statements.


                         ALL WASTE DISPOSAL SERVICE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                       YEAR ENDED DECEMBER 31, 1998 AND PERIOD
                 FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997



1.   Business activity and summary of significant accounting policies:

Business activity:

All Waste Disposal Service, Inc. (the "Company") provides waste disposal services to customers throughout Pennsylvania. The company began operations in October 1997.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and differences may be material to the financial statements.

Property and equipment and depreciation:

Property and equipment are stated at cost. Depreciation and amortization is provided by the straight-line method over the estimated useful lives of assets. Machinery and equipment is depreciated over an estimated seven year useful life. All major acquisitions and improvements are capitalized, where as maintenance and repairs are charged to expense as incurred.

Goodwill:

In December 1998 the Company purchased all of the assets of another company. The assets were recorded at their fair market value at the date of purchase. The excess of the purchase price over the fair market value of the assets acquired is considered goodwill. Goodwill is amortized over a sixty month period using the straight line method.

Accounts receivable:

Accounts receivable consists of several small accounts and related party receivable, all of which are considered collectible.



                       ALL WASTE DISPOSAL SERVICE, INC.
                   NOTES TO FINANCIAL STATEMENTS  (CONTINUED)
                    YEAR ENDED DECEMBER 31, 1998 AND PERIOD
                FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997

2.   Income taxes:

The corporation's provision for income taxes is summarized as follows:

                                              1998               1997
                                          -----------         ----------
Current:
                 Federal                     $ 18,000                 $0
                 State                         11,700                  0
                                             --------              -----
                                             $ 29,700               $  0
                                             ========              ======

3.   Long-term debt:

                                                        1998
1997
                                                     ----------    ------
--
Note payable, bank; payable in monthly
  installments of $2,826 including principal and
  interest at 11.20% per annum through March 2003,
  collateralized by certain equipment which
  cost $126,627.                                       $101,988        $
0

Note payable, bank; payable in monthly
  installments of $834 including principal and
  interest at 11.25% per annum through October 2001,
  collateralized by certain equipment which
  cost $25,376.                                          24,179
0

Note payable, bank; payable in monthly
  principal installments of $7,500 plus interest
  at 6.00% per annum through January 2004,
  collateralized by certain equipment, vehicles
  and accounts receivable.                              450,000
0
                                                        -------        --
--
                                                        576,167
0
           Less: current portion                        121,386
0
                                                       --------        --
--
                                                      $ 454,781       $
0
                                                      =========
=====

                          ALL WASTE DISPOSAL SERVICE, INC.
                     NOTES TO FINANCIAL STATEMENTS  (CONTINUED)
                      YEAR ENDED DECEMBER 31, 1998 AND PERIOD
                 FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997



3.        Long-term debt (continued):

Maturities of long-term debt are as follows:

               Years ended December 31,               Amount
               -----------------------               --------

                      1999                           $ 21,386
                      2000                            120,951
                      2001                            122,056
                      2002                            116,978
                      Thereafter                       94,796
                                                     --------
                                                    $ 576,167
                                                    =========

4.   Advance from shareholder:

The advance from shareholder consists of an unsecured advance without specific repayment terms or interest.

5.   Related party transactions:

The company leases its facility from a related party under a month-to-month lease. Related rent expense was $13,800 for the year ended
December 31,1998 and $1,200 for the period from inception (October 27, 1997) to December 31, 1997.

During 1999, the company performed $54,556 of services for a company affiliated through common ownership. At December 31, 1998, $31,736 was due from the affiliate for these services.

The company received and advanced funds throughout 1998 and 1997 to several companies related through common ownership. At December 31, 1998, the amount advanced from a related company was $74,362 and the amount advanced to related companies was $37,396. There are no specific repayment terms or interest for these advances.



                          ALL WASTE DISPOSAL SERVICE, INC.
                    NOTES TO FINANCIAL STATEMENTS  (CONTINUED)
                     YEAR ENDED DECEMBER 31, 1998 AND PERIOD
               FROM INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997


6.   Year 2000 compliance:

The Company has assessed the impact of and addressed any issues relating to its computer software systems and the year 2000 computer issue. The Company however, is unable to assess any potential negative impact on its operations from computer systems used by its vendors and customers.


7.   Supplemental disclosures of cash flow information:

Cash paid for:
                                            1998                 1997
                                         ---------             ---------
     Interest                            $ 10,918                 $   0

                                            1,818                     0

Non-cash transactions:
  Acquisition of property, equipment
  and other assets financed through
  bank note                               595,203                     0


8.   Subsequent event:

During June 1999, the Company's stockholder agreed to sell all of the Company's outstanding common stock to a public company for an amount in excess of net book value.















                              Supplemental Information










































                       ALL WASTE DISPOSAL SERVICE, INC.
                    SUPPLEMENTAL SCHEDULES OF COST OF SALES
                 YEAR ENDED DECEMBER 31, 1998 AND PERIOD FROM
               INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997




                                                % of Net                %
of Net
                                      1998       Sales        1997
Sales
                                   -----------  --------   ----------   -
-------
   Processing and disposal costs     $ 235,428      34.6     $ 35,146
57.2
   Subcontractors                       38,955       5.7       30,624
49.8
   Maintenance and repairs              39,776       5.8        3,402
5.5
   Depreciation                         16,486       2.4            0
0.0
                                      --------     -----     --------
----

                                     $ 330,645      48.6     $ 69,172
112.5
                                      --------     -----      -------
----



                       ALL WASTE DISPOSAL SERVICE, INC.

                 SUPPLEMENTAL SCHEDULES OF OPERATING EXPENSES
                 YEAR ENDED DECEMBER 31, 1998 AND PERIOD FROM
               INCEPTION (OCTOBER 27, 1997) TO DECEMBER 31, 1997

                                              % of Net                %
of Net
                                     1998       Sales        1997
Sales
                                 -----------  --------    ---------   ---
----
  Payroll and related expenses     $ 107,124      15.8         $  0
0.0
  Employee benefits                    3,611       0.5        1,984
3.2
  Advertising                          1,961       0.3        2,675
4.3
  Amortization                         8,993       1.3            0
0.0
  Bank service charges                   540       0.1           21
0.0
  Charitable contributions                57       0.0            0
0.0
  Commission expense                   5,627       0.8            0
0.0
  Dues and subscriptions                  55       0.0            0
0.0
  Insurance                            9,319       1.4        3,503
5.7
  Motor vehicle expense                  210       0.0           40
0.1
  Office expense                      23,314       3.4          967
1.6
  Professional fees                    3,491       0.5          750
1.2
  Registration expense                 6,889       1.0          535
0.9
  Rent                                13,800       2.0        1,200
2.0
  Taxes - other than income            2,427       0.4            0
0.0
  Telephone                           16,045       2.4          344
0.6
  Travel                                 763       0.1            0
0.0
                                    --------     -----       ------
----

                                   $ 204,226      30.0     $ 12,019
19.5
                                    ========     =====      =======
====









Exhibit G








                          ALL WASTE DISPOSAL SERVICE, INC.

                                 FINANCIAL STATEMENTS

                            PERIOD FROM JANUARY 1, 1999
                          TO JUNE 8, 1999 (DATE OF SALE)































                         ALL WASTE DISPOSAL SERVICE, INC.

                           PERIOD FROM JANUARY 1, 1999
                          TO JUNE 8, 1999 (DATE OF SALE)


                                     CONTENTS


                                                                     Page

Independent auditors' report                                           1

Financial statements:
  Balance sheet                                                        2

  Statement of operations                                              3

  Statement of retained earnings (accumulated deficit)                 4

  Statement of cash flows                                              5

Notes to financial statements                                        6 -
8

Supplemental information:

  Schedule of cost of sales                                            9

  Schedule of operating expenses                                       10












                           Independent Auditor's Report
            ----------------------------------------------------



Shareholder and Directors
All Waste Disposal Service, Inc.
Philadelphia, Pennsylvania


We have audited the balance sheet of All Waste Disposal Service, Inc. as of June 8, 1999 and the related statements of operations, retained earnings (accumulated deficit) and cash flows for the period from January 1, 1999 to June 8, 1999 (date of sale). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All Waste Disposal Service, Inc. as of June 8, 1999 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Rick Etskovitz
------------------------------
Shectman, Marks, Devor and Etskovitz, PC
October 7, 1999


                       ALL WASTE DISPOSAL SERVICE, INC.

                                BALANCE SHEET
                                 JUNE 8, 1999

                                    ASSETS
                                                                Amount
                                                            -------------
-
Current assets:
    Accounts receivable, trade, net of allowance
      for uncollectible amounts of $19,000                       $230,324
    Accounts receivable-related party                               6,159
    Advances to related party                                     107,239
                                                                  -------
          Total current assets                                    343,722
                                                                 --------

  Property and equipment:
    Trucks and transportation equipment                           435,805
    Less accumulated depreciation                                  37,306
                                                                  -------

                                                                  398,499
                                                                  -------
  Other assets:
    Goodwill, net of accumulated
     amoritization of $56,430                                     483,170
                                                                 --------

                                                               $1,225,391
                                                                =========


















See notes to financial statements.


                         ALL WASTE DISPOSAL SERVICE, INC.

                                BALANCE SHEET
                                 JUNE 8, 1999


LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

                                                                Amount
                                                           --------------
  Current liabilities:
    Cash overdraft                                              $  26,252
    Notes payable-current                                         689,892
    Accounts payable, trade                                       309,395
    Accrued payroll and related taxes                               8,902
    Advances from related parties                                  37,396
    Advance from shareholder                                      410,900
                                                                 --------


         Total current liabilities                              1,482,737
                                                                ---------

  Shareholder's equity (deficiency):
    Common stock (no par value, 1,000 shares
    authorized; 100 shares issued
    and outstanding)                                                1,000

  Accumulated deficit
(258,346)
                                                                ---------

(257,346)
                                                                ---------

                                                               $1,225,391
                                                               ==========





                       See notes to financial statements.












                       ALL WASTE DISPOSAL SERVICE, INC.

                            STATEMENT OF OPERATIONS
                          PERIOD FROM JANUARY 1, 1999
                        TO JUNE 8, 1999 (DATE OF SALE)


                                                   Amount        %
                                               ------------    ------
  Net sales                                       $ 528,052     100.0

    Cost of sales                                   455,151      86.2
                                                  ---------     -----

    Gross profit                                     72,901      13.8

    Operating expenses                              438,652      83.1
                                                  ---------    -------

    Loss from operations                           (365,751)    (69.3)
                                                  ----------    ------

    Other expense:
     Interest                                        (7,236)     (1.4)
                                                  ----------    ------
                                                     (7,236)     (1.4)
                                                  ==========    ======

  Loss before income tax benefit                   (372,987)    (70.6)

  Income tax benefit                                 29,700       5.6
                                                  ----------     -----

  Net loss                                        $(343,287)    (65.0)
                                                  ==========     =====









                      See notes to financial statements.



                       ALL WASTE DISPOSAL SERVICE, INC.

                      STATEMENT OF RETAINED EARNINGS
                             (ACCUMULATED DEFICIT)
                          PERIOD FROM JANUARY 1, 1999
                        TO JUNE 8, 1999 (DATE OF SALE)



                                                              Amount
                                                           ------------
  Retained earnings, beginning                                 $ 84,941

  Net loss                                                     (343,287)
                                                                --------

  Accumulated deficit, ending                                 $(258,346)
                                                               =========
















                      See notes to financial statements.

                        ALL WASTE DISPOSAL SERVICE, INC.

                           STATEMENT OF CASH FLOWS
                        PERIOD FROM JANUARY 1, 1999
                       TO JUNE 8, 1999 (DATE OF SALE)


Cash flows from operating activities:
   Net loss
$(343,287)
 Adjustments to reconcile net loss to
   net cash provided by (used in) operations:
     Depreciation and amortization
68,257
     (Increase) in operating assets:
       Accounts receivable, trade
(68,849)
     Increase (decrease) in operating liabilities:
       Accounts payable, trade
296,715
       Accrued payroll and related taxes
2,328
       Income taxes payable
(29,700)
                                                                     ----
---
Net cash used in operating activities
(74,536)

========


Cash flows used in investing activities:
  Acquisition of property and equipment
(52,286)
                                                                     ----
---
Net cash used in investing activities
(52,286)

=======

Cash flows provided by (used in) financing activities:
  Advances to related party
(32,877)
  Advance from shareholder
113,979
  Increase in cash overdraft
26,253
  Repayment of long-term debt
(14,192)
                                                                     ----
---
Net cash provided by financing activities
93,163

=======
Net decrease in cash
(33,659)
                                                                     ----
----

Cash balance, beginning
33,659
                                                                      ---
---
Cash balance, ending                                                 $
0

=======

                        See notes to financial statements.


                        ALL WASTE DISPOSAL SERVICE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                          PERIOD FROM JANUARY 1, 1999
                         TO JUNE 8, 1999 (DATE OF SALE)


1.   Business activity and summary of significant accounting policies:

Business activity:

All Waste Disposal Service, Inc. (the "Company") provides waste disposal services to customers throughout Pennsylvania.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and differences may be material to the financial statements.

Property and equipment and depreciation:

Property and equipment are stated at cost. Depreciation and amortization is provided by the straight-line method over the estimated useful lives of assets. Machinery and equipment is depreciated over a seven year estimated useful life. All major acquisitions and improvements are capitalized, whereas maintenance and repairs are charged to expense as incurred.

Goodwill:

In December 1998 the Company purchased all of the assets of another company. The assets were recorded at their fair market value at the date of purchase. The excess of the purchase price over the fair market value of the assets acquired is considered goodwill. Goodwill is amortized over a sixty month period using the straight line method.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

2.   Sale of the company:

On June 8, 1999 the Shareholder sold all of the Company's outstanding shares of capital stock to a public company for an amount in excess of book value. The financial statements are presented on the basis of a going-concern at historical costs.

                        ALL WASTE DISPOSAL SERVICE, INC.
                    NOTES TO FINANCIAL STATEMENTS  (CONTINUED)
                       PERIOD FROM JANUARY 1, 1999
                      TO JUNE 8, 1999 (DATE OF SALE)


3.   Income taxes:

The Company has a net operating loss of $258,346 that is available to offset future taxable income. If not used, the carryforwards will expire in the year 2018.

4.   Notes payable-current:


Note payable, bank; payable in monthly
installments of $2,826 including principal and
interest at 11.20% per annum through March 2003,
collateralized by certain equipment which
cost $126,627.                                                  $92,429

Note payable, bank; payable in monthly
installments of $834 including principal and
interest at 11.25% per annum through October 2001,
collateralized by certain equipment which
cost $25,376.                                                    21,086

Note payable, bank; payable in monthly
principal installments of $7,500 plus interest
at 6.00% per annum through January 2004, collateralized
by certain equipment, vehicles and accounts
receivable.                                                     450,000

Note payable, bank; payable in monthly installments of
$2,889 including principal and interest at 12.671% per
annum through April 2004, collateralized by certain equipment
which cost $164,895.                                            126,377
                                                                -------

                                                              $ 689,892
                                                                =======

The Company failed to obtain prior written consent of the secured party to assign these notes to the new shareholders. Accordingly, the Company is in default of its loan agreements and therefore, all debt is considered current.








                        ALL WASTE DISPOSAL SERVICE, INC.
                     NOTES TO FINANCIAL STATEMENTS  (CONTINUED)
                          PERIOD FROM JANUARY 1, 1999
                       TO JUNE 8, 1999 (DATE OF SALE)


5.   Advance from shareholder:

The advance from shareholder consists of an unsecured advance without specific repayment terms or interest.

6.   Related party transactions:

The Company leases its facility from a related party under a month to month lease. Related rent expense was $7,900.

During 1999, the Company performed services for a company affiliated through common ownership. Included in accounts receivable at June 8, 1999 was $6,159 due from the affiliate.

The Company received and advanced funds throughout 1999 to several companies related through common ownership. At June 8, 1999 the amount advanced from a related company was $37,396 and the amount advanced to related companies was $107,239. There are no specific repayment terms or interest for these advances.

7.   Year 2000 compliance:

The Company has assessed the impact of and addressed any issues relating to its computer software systems and the year 2000 computer issue. The Company however, is unable to assess any potential negative impact on its operations from computer systems used by its vendors and customers.

8.   Supplemental disclosures of cash flow information:

Cash paid for:

Interest                                            $   5,885
                                                      --------
Non-cash transactions:

Acquisition of property, equipment, and other
assets financed through bank note.                   $133,694
                                                      -------
























                           Supplemental Information



































                      ALL WASTE DISPOSAL SERVICE, INC.

                    SUPPLEMENTAL SCHEDULE OF COST OF SALES
                          PERIOD FROM JANUARY 1, 1999
                        TO JUNE 8, 1999 (DATE OF SALE)





                                                   Amount           %
                                                -----------     -------

     Processing and disposal costs               $  337,583        63.9
     Maintenance and repairs                         96,748        18.3
     Depreciation                                    20,820         3.9
                                                 ----------    ----------

                                                 $  455,151        86.2
                                                 ==========    ==========

































                       ALL WASTE DISPOSAL SERVICE, INC.

                  SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES
                          PERIOD FROM JANUARY 1, 1999
                        TO JUNE 8, 1999 (DATE OF SALE)


                                                   Amount           %
                                               ------------     -------
      Payroll and related expenses                $ 264,732        50.1
      Advertising                                     3,639         0.7
      Amortization                                   47,437         9.0
      Auto                                              240         0.0
      Bad debt expense                               19,000         3.6
      Bank service charges                            1,197         0.2
      Insurance                                      33,532         6.4
      Motor vehicle expense                             352         0.1
      Office expense                                 13,843         2.6
      Registration expense                           10,017         1.9
      Rent                                            7,900         1.5
      Repairs and maintenance                         1,450         0.3
      Sales expense                                   1,200         0.2
      Taxes - other than income                       1,945         0.4
      Telephone                                      24,329         4.6
      Utilities                                       7,839         1.5
                                                   --------      ------

                                                   $438,652        83.1
                                                   ========      ======